

2023 Management's Discussion & Analysis

Management's discussion & analysis

The following management's discussion and analysis ("MD&A") is the responsibility of management and is dated as of February 22, 2024.

The Board of Directors ("Board") of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to its publication, recommends to the Board approval of this disclosure. The Board has approved this disclosure. The term "Nutrien" refers to Nutrien Ltd. and the terms "we", "us", "our", "Nutrien" and "the Company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. This MD&A is based on the Company's audited consolidated financial statements for the year ended December 31, 2023 ("consolidated financial statements") based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-GAAP financial measures and ratios, which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-GAAP financial measures and ratios include

- Adjusted EBITDA
- Adjusted net earnings and adjusted net earnings per share

- Gross margin excluding depreciation and amortization per tonne – manufactured
- Potash controllable cash cost of product manufactured per tonne
- Ammonia controllable cash cost of product manufactured per tonne
- Retail adjusted average working capital to sales and Retail adjusted average working capital to sales excluding Nutrien Financial
- Nutrien Financial adjusted net interest margin
- Retail cash operating coverage ratio
- Return on invested capital ("ROIC")
- Adjusted net debt

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the "Non-GAAP financial measures" and "Other financial measures" sections.

Also see the cautionary statement in the "Forward-looking statements" section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report is stated in millions of US dollars, which is the functional currency of Nutrien and the majority of its subsidiaries, unless otherwise noted.

Information that is not meaningful is indicated by n/m. Information that is not applicable is indicated by n/a. See the "Other financial measures" and "Terms and definitions" sections for definitions, abbreviations and terms used in this annual report including the MD&A.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2023, can be found on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the "SEC").

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Our approach to annual reporting

Our goal is to communicate how we evaluate the opportunities and challenges in our operating environment, which shape our approach to setting strategy, managing risk and governing our actions. The priorities of our key stakeholders impact the way we approach long-term value creation, including addressing key sustainability priorities. We continue to integrate sustainability-related information into our corporate reporting framework, including reporting our Scope 1 and 2 GHG emissions, in this annual report.

01
Our company
Outlines who we are as a company, where we operate, how we create value and describes each of our operating segments



02
Operating environment
Defines factors and trends that influence the environment we operate in and outlook for 2024

03
Strategy
Describes our corporate strategy and how each of our operating segments is supporting that strategy

04
Governance
Describes our key corporate governance principles and risk management process





05
Key enterprise risks
Outlines the key risks that could affect our performance and our future operations

06
Results
Highlights our financial results for the year 2023 and guidance for 2024

01 Our company

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results



Alberta, Canada

Wheat is a staple food for 35 percent of the world's population. Canada is a top exporter of wheat to approximately 60 countries worldwide. Nutrien operates 10 fertilizer production facilities in Western Canada and serves growers from our 275 Retail selling locations on the Canadian prairies.

How we create value

Our integrated business provides a number of advantages compared to our competitors, including operational, financial and sustainability opportunities. We continue to explore ways to further enhance the capabilities of our business to capture additional benefits across the agriculture value chain.

1 │ Advantaged position across the ag value chain

Our integrated business provides competitive advantages to optimize operations, transportation and logistics, increase supply chain efficiencies, support volume growth, and be the key connection with the grower.



World-class production assets

26Mmt
NPK manufactured sales volumes in 2023

~2,000
proprietary products

Global supply chain

~460
wholesale fertilizer distribution points

>1,000
crop input suppliers

Leading ag retail network

>2,000
Retail selling locations across North America, South America and Australia

>4,000
crop consultants



2 | Proven financial strength and stability

Our diversified Retail business enhances the stability of our earnings base and our low-cost fertilizer production assets have historically generated significant cash flow, providing the ability to invest in our business and return meaningful capital to our shareholders.

Substantial cash generation

$4.8B

annual average cash provided by operating activities (2019-2023)

Balanced approach to capital allocation (2019-2023)

(percent)



20% dividends paid

26% sustaining, mine development and pre-stripping capital expenditures

14% investing capital expenditures

33% share repurchases

7% business acquisitions (net of cash acquired)

3 | Provider of sustainable agriculture solutions

Positioned to drive long-term value creation through integration of sustainability initiatives, from fertilizer production to grower practices in the field.



Carbon sequestration

400K

tonnes CO_2 permanently sequestered from our operations in 2023

Sustainability program

900K

sustainable agriproduct program acres

Collaborative partnerships

Value chain collaborator

to advance sustainable agriculture

Global profile

Our world-class fertilizer manufacturing assets are primarily located in North America, with access to high-quality resources, lower cost inputs and an extensive distribution network to efficiently supply our customers. Our Retail business serves growers in key agricultural markets in North America, South America and Australia.



6
Potash mines
in Saskatchewan

13
Nitrogen production and
upgrade facilities in North
America and Trinidad

1,475
Retail selling locations
in North America

6
Phosphate production and
upgrade facilities in the US

250
Retail selling locations
in South America

- Retail
- Potash
- Nitrogen
- Phosphate
- Joint venture and investments
- European distribution

R | Retail

$19.5B
Net sales [1]

$1.5B
Adjusted EBITDA [1]

17,000
Number of employees [3]

K | Potash

$3.8B
Net sales [1,2]

$2.4B
Adjusted EBITDA [1]

3,200
Number of employees [3]

N | Nitrogen

$3.8B
Net sales [1,2]

$1.9B
Adjusted EBITDA [1]

1,700
Number of employees [3]

P | Phosphate

$1.7B
Net sales [1,2]

$0.5B
Adjusted EBITDA [1]

1,500
Number of employees [3]

1 For the fiscal year ended December 31, 2023.
2 Related to manufactured products for Potash, Nitrogen and Phosphate.
3 As at December 31, 2023.

385
Retail selling locations in Australia

Nutrien has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services, including financing, directly to growers through a network of Retail selling locations in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Operating segments

Nutrien has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. We are the world's premier retailer of crop inputs and services and operate the largest global network of fertilizer production and distribution assets.

R | Retail | #1 Global ag retailer

Our global Retail network of over 2,000 selling locations in seven countries provides growers with a comprehensive portfolio of value-added agronomic products and services that includes crop nutrients, crop protection products, seed and application services. The size and scale of our network provides reach and flexibility to reliably serve our customers throughout the growing season. We are focused on building leading digital capabilities that support data-driven insights to more efficiently serve our grower customers and offer competitive credit products that meet their crop input financing needs.

We produce an innovative portfolio of approximately 2,000 proprietary crop nutrient, crop protection and seed products. These proprietary products generate a higher margin for Nutrien and enhance crop production efficiency and profitability for the grower. We are a leading provider of plant nutritional products, including biostimulants, which aim to increase crop yields through enhanced nutrient efficiency and improved plant and soil health outcomes.

Over 4,000 crop consultants support our grower customers in crop planning, seed selection, soil sampling, variable rate fertilizer application and crop monitoring. Our agronomic tools and expertise combined with our broad portfolio of value-added products supports on-farm sustainability, enabling grower adoption of products and practices that maximize productivity and minimize environmental impacts.

K | Potash | #1 Global potash producer

We operate six low-cost potash mines in Saskatchewan, which have access to the best potash geology in the world and are located in a stable geopolitical environment, minimizing supply risk for our customers. We produce multiple grades of potash and our flexible network provides the ability to efficiently adjust operating capability in response to changing market conditions.

Our extensive North American transportation and distribution network includes approximately 5,900 owned or leased railcars serviced by multiple railway providers.

Through Canpotex – our joint venture potash export, sales and marketing company – we have access to four North American marine terminals and other facilities as needed to export potash to customers in approximately 40 countries around the world.

Our engagement practices help in building relationships and supporting our communities, including the procurement of materials and supplies from over 35 Indigenous owned and operated businesses.

N | Nitrogen | #3 Global nitrogen producer

We produce nitrogen at nine strategically located production facilities throughout Canada, the US and Trinidad and operate four regional product upgrade sites in North America. Our North American operations, which account for approximately 85 percent of our Nitrogen sales volumes, have access to some of the lowest cost natural gas in the world and are well positioned to serve agriculture and industrial markets. Our Trinidad operations support sales to approximately 30 countries and have natural gas supply contracts indexed to ammonia prices.

We produce a diverse portfolio of nitrogen products and have flexibility to optimize product mix in changing market conditions. Our transportation and distribution network leverages truck, rail, pipeline, barge and marine vessel modes, including direct access to tidewater in both the US and Trinidad.

We leverage CCUS at two of our facilities and have captured and sold at least 1 million tonnes of CO_2 annually for the last five years. We continue to support our grower customers to reduce their environmental impact by expanding our portfolio of manufactured products, including enhanced efficiency fertilizers such as ESN®.

P | Phosphate | #2 North American phosphate producer

Nutrien has two large integrated phosphate production facilities and four regional product upgrade sites in the US. Our high-quality phosphate rock enables production of a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids. We are the largest producer of purified phosphoric acid in North America and sell the majority of our product in this market, benefiting from our extensive distribution network and customer relationships.

We have a strong focus on environmental stewardship, reclaiming thousands of acres of mined land every year to useful purposes, remediating soil and groundwater including the planting of over half a million trees in 2023, and reducing environmental risks through our commitment to sustaining our assets at the highest level.

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results

02 Operating environment

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results



Paraná, Brazil

Brazil is one of the largest and fastest growing agriculture markets in the world. The country produces over 150 million tonnes of soybeans annually, which requires a significant amount of potash. Brazil was the largest market for Canpotex potash sales in 2023.

Megatrends

We define megatrends as emerging macro-level trends and global dynamics that we believe
will have ongoing impacts on business, government and society that are expected to shape our
operating environment over the next decade. Tracking and analyzing megatrends informs Nutrien's
strategy. See page 28 for more information on our related strategy and page 44 for our related key
enterprise risks.

Food security

Despite advances in modern
agriculture, food security remains a
global challenge. Producing enough
nutritious food for the world's eight
billion people, and transporting it
to where it is needed, is straining
existing global resources. It is
estimated that over 10 percent of the
world's population is food insecure.
A rising population, expected to grow
by close to two billion people by 2050,
is further increasing the scale of
this challenge.

The agricultural landscape continues
to evolve and be influenced by
sustainability practices, climate
change and social trends that could
impact the ability to address global
food security challenges. Nutrien is
well positioned to develop innovative
products and solutions to help our
customers feed a growing population
while addressing the environmental
and social challenges the agriculture
industry is facing.

Related enterprise risks:

– Agricultural changes and trends
– Climate change
– Stakeholder support



Climate change

Our business, industry, customers and other stakeholders in the agriculture value chain face long-term challenges related to climate change, including increasing expectations for climate actions and reductions of GHG emissions.

Physical risks from a changing climate can impact our operations, our customers and our supply chain. These include more intense weather events, longer droughts, rising sea levels, and changes in average temperature and precipitation patterns. Global decarbonization ambitions and the resulting energy transition are driving carbon regulations and informing capital allocation priorities of investors.

Nutrien faces evolving challenges related to potential regulatory changes, including carbon pricing. At the same time, a transition to a low-carbon economy could create significant opportunities for Nutrien to help growers manage these impacts and improve their resilience by facilitating the adoption of climate-smart agriculture practices and developing products that can improve yields in more challenging conditions. The energy transition is accelerating the development of technologies that can support our GHG emission reduction efforts.

Related enterprise risks:

– Climate change



Technology and digitalization

Digital technologies and access to vast amounts of data are supporting the transformation of our industry and Nutrien. In mining operations, advances in automation and autonomous mining are improving safety by removing workers from the more hazardous areas and enabling productivity increases. Agriculture and food systems are undergoing technological changes driven by big data, digital connectivity, artificial intelligence and innovations in biotechnology.

The regulatory environment around artificial intelligence continues to evolve across multiple jurisdictions. This evolution can cause uncertainty as to how these tools could be deployed and leveraged, how privacy and security safeguards will be incorporated, and levels of investment in innovation.

We also have an opportunity to help turn data into insights for our grower customers, and for our grower customers to turn those insights into actions, which presents further opportunities through the agriculture value chain.

The proliferation of technology and data also creates increased risks to our information systems and customer data. Our dependence on technology may contribute to cyber-related events becoming more disruptive and costly. As we gather increasingly more data from our customers, we are continually evolving our practices to align with data security and privacy regulations.

Related enterprise risks:

– Cybersecurity threats
– Agricultural changes and trends



Geopolitical volatility

Geopolitical turmoil around the world is being driven by nationalism, polarization and economic instability. Due to globalization, regional events are having global impacts. In particular, the continued war in Eastern Europe and the more recent escalation of tensions in the Middle East have resulted in, and may continue to result in, supply chain disruptions and price volatility for energy and several commodities.

Global geopolitical instability and resulting disruptions could impair our ability to distribute our products in a cost-effective and timely manner to our customers or disrupt our supply chains. If significant geopolitical events occur in one of the countries where we have significant operations, the impact could be more direct and affect our operations, production or revenues. Conversely, disruptions in markets could result in improvements to our financial performance through increased market share or higher sales.

Related enterprise risks:

– Political, economic and social instability

Societal expectations

Stakeholders are increasingly focused on corporate sustainability performance and disclosure. Investors are considering environmental and social principles alongside traditional financial metrics in capital allocation decisions and, along with regulators, are considering those principles in evaluating disclosure enhancements. In addition to climate-related matters, societal concerns include impacts on ecosystems and biodiversity, as well as challenges faced by underrepresented groups inside and outside of the workplace.

In response to these expectations, governments may impose new regulations or increase the stringency of existing ones. If we are not able to meet stakeholder expectations for environmental and social performance and disclosure, it could be more difficult to access cost-efficient capital, retain talent or maintain our freedom to operate.

Nutrien believes that our response to these trends will not only help to address some of the world's most pressing challenges but also create opportunities to differentiate ourselves from our competitors. Delivering on our sustainability commitments can attract new investors, support internal engagement, and help attract and retain talent.

Related enterprise risks:

– Changing regulations
– Stakeholder support
– Talent and organization culture

Market fundamentals and outlook

We carefully monitor market fundamentals and our competitive landscape in order to anticipate and adapt to the environment in which we operate. Understanding our operating environment and expectations for the future positions us to better identify and manage risks that could jeopardize our ability to deliver on our strategy and capitalize on emerging opportunities.

R | Retail

$130B

2023 total market crop input sales [1]

Crop input sales by product (2023) [1]

(percent)


22% seed
49% crop nutrients
29% crop protection

Source: USDA, StatsCan, ABARES, Conab, IMEA, AgbioInvestor, Nutrien

Crop input sales by region (2023) [1]

(percent)


42% Brazil
43% US
10% Australia
5% Canada

Source: USDA, StatsCan, ABARES, Conab, IMEA, AgbioInvestor, Nutrien

K | Potash

67-68Mmt

2023 global potash (KCl) demand

Global potash demand (2023)

(percent)


17% Other
15% North America
15% Other Asia
21% South America
5% India
27% China

Source: CRU

Global potash production (2023)

(percent)


12% Other
36% Canada
10% Middle East
11% China
12% Belarus
19% Russia

Source: CRU

N | Nitrogen

~155Mmt

2023 global nitrogen (N) demand

Global nitrogen demand (2023)

(percent)


14% Other
23% China
11% Europe
8% South America
18% India
13% North America
13% Other Asia

Source: SPGCI

Global nitrogen production (2023)

(percent)


18% Other
26% China
9% Europe
11% North America
14% India
11% Middle East
11% Other Asia

Source: SPGCI

P | Phosphate

~51Mmt

2023 global phosphate (P_2O_5) demand

Global phosphate demand (2023)

(percent)


19% Other
23% China
19% South America
14% India
11% North America
14% Other Asia

Source: CRU

Global phosphate production (2023)

(percent)


18% Other
38% China
11% Middle East
9% Russia
11% North America
13% Morocco

Source: CRU

1 Represents total market sales of seed, fertilizer and crop protection products in the US, Canada, Australia and Brazil.

R | Retail

Market fundamentals

Total crop protection, seed and fertilizer sales in our major Retail operating regions equated to approximately $130 billion in 2023. As the need to feed the world's population increases, growers are challenged to sustainably increase yields from a finite arable land base. This drives growth in demand for crop inputs and agronomic services.

The agriculture retail industry is highly fragmented in most of the major markets in which we operate, primarily composed of small and medium-sized competitors. Scale, reliability of supply and the ability to provide innovative products and solutions, including digital offerings that support sustainable agriculture, are increasingly important to growers.

In North America, the largest crops grown include canola, corn, cotton, soybean and wheat. It is a more mature market with growers leveraging advanced agriculture tools and who are willing and able to invest in high- value products and services.

In Australia, growers require a full suite of crop production inputs but also solutions for livestock, water and irrigation services.

Brazil is one of the world's largest and fastest growing agriculture markets. It is currently the largest soybean producer and the third largest producer of corn globally. Its retail industry is highly fragmented, and there remains opportunity for investment and adoption of more advanced products and services at the grower level.

Market outlook

Global grain stocks-to-use ratios remain historically low going into the 2024 growing season as tightening supplies of wheat and rice have offset increased corn supplies in the US and Brazil. We expect weather and geopolitical issues will continue to impact grain and oilseed production, exports and inventory levels.

Crop prices have declined from historically high levels in 2022, but lower crop input prices have resulted in improved demand, evidenced

by the strong North American fall application season in 2023. We expect US corn plantings to range from 91 to 92 million acres in 2024 and soybean plantings to range from 87 to 88 million acres.

In Brazil, dry weather during the summer crop growing season and lower corn prices could result in lower corn area in 2024. Brazilian growers are expected to continue to expand soybean acreage, which we anticipate will support the need for strong fertilizer imports in the second and third quarters of 2024.

In Australia, growers have benefited from multiple years of above-average yields and fundamentals remain supportive entering 2024. Timely precipitation led to higher-than-expected winter crop production, however if the El Niño weather pattern continues, it could pose a risk for the 2024 growing season.

US ag retail industry profile (2023)

(percent)



3% CHS
4% Wilbur Ellis
5% Growmark
6% Simplot
7% Helena
30% Co-ops
22% Nutrien
23% Independents

Source: Croplife

US grower cash production margins [1]

(US$ margin per acre)



Corn
$370 — 10-year avg
$431 — 2024F

Soybeans
$331 — 10-year avg
$372 — 2024F

Source: CRU, Fertecon, USDA, Bloomberg, Nutrien

1 Forecasts use the December 2024 corn and November 2024 soybean futures contracts as of January 30, 2024.

K | Potash

Market fundamentals

Potash strengthens root systems including water uptake, drought and disease tolerance and increases the uptake of other nutrients – all important in volatile growing conditions. Potash demand growth is driven by increasing nutrient requirements of higher-yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

High-quality potash reserves in significant quantities are limited to a small number of countries. Canada has the largest known global potash reserves, accounting for approximately 40 percent of the total. More than 75 percent of the world's potash capacity is held by the six largest producers.

Building new production capacity requires significant capital and time to bring online. Brownfield projects have a significant per-tonne capital cost advantage over greenfield projects.

Most major potash-consuming countries in Asia and Latin America have limited or no production capability and rely on imports to meet their needs. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

Market outlook

Global potash demand was strong through the second half of 2023, and we estimate full-year shipments were between 67 to 68 million tonnes. The increase was supported by strong consumption and increased imports in key markets such as North America, China and Brazil.

We expect global potash demand will continue to recover towards trend levels in 2024 with full-year shipments projected between 68-71 million tonnes. We anticipate a relatively balanced global market with incremental supply from producers in Canada, Russia, Belarus and Laos.

We are seeing strong potash demand ahead of the North American spring application season as channel inventories were tight to start the year. Potash demand in Southeast Asia is expected to increase significantly in 2024 due to much lower inventory levels compared to the prior year and favorable economics for key crops such as oil palm and rice. We expect lower potash imports from China compared to the record levels in 2023 but for demand to remain at historically high levels driven by increased consumption.

Global potash demand

(millions of tonnes KCl)



Source: IFA, Argus, CRU, Nutrien

Potash demand in key regions

(millions of tonnes KCl)



Source: Industry Consultants, Nutrien

N | Nitrogen

Market fundamentals

Nitrogen is an essential crop nutrient and is a fundamental building block of plant proteins that improve both crop yield and quality. The necessity of nitrogen for crop yield supports a strong and growing demand source for nitrogen fertilizers. Additionally, nitrogen is used as an input in many industrial processes and has the potential to provide further value as markets for low-carbon ammonia emerge.

Production of nitrogen products is the most geographically diverse of the three primary crop nutrients due to the widespread availability of hydrogen sources. Access to reliable and competitively priced energy feedstock supply is an important driver of profitability, as recent geopolitical events have created additional volatility in certain global energy markets. North American nitrogen producers currently have an advantaged cost position due to

the relatively low price of natural gas compared to competitors in Europe and Asia.

The US remains one of the largest importers of nitrogen products and a key driver of global trade despite a significant increase in domestic capacity and production over the past decade. China and India are the largest-consuming countries of nitrogen products, accounting for approximately 40 percent of the world's consumption.

Market outlook

We expect nitrogen supply constraints to persist in 2024, including limited Russian ammonia exports, reduced European operating rates and Chinese urea export restrictions. North American natural gas prices remain highly competitive compared to Europe and Asia, and we expect Henry Hub natural gas prices to average approximately $2.50 per MMBtu for the year.

The US nitrogen supply and demand balance is projected to be tight ahead of the spring application season, as nitrogen fertilizer net imports in the first half of the 2023/2024 fertilizer year were down an estimated 55 percent compared to the three-year average. Global industrial nitrogen demand remains a risk in 2024 as industrial production, most notably in Europe and Asia, has yet to rebound to historical levels.

Global ammonia demand

(millions of tonnes)



Source: SPGCI

Natural gas prices in key regions

(US$ per MMBtu)



Source: ICE, CME, Nutrien

1   Futures prices as of February 7, 2024. AECO based on US Henry Hub forecast less $1.00/MMBtu of basis.

P | Phosphate

Market fundamentals

Phosphorus is essential to all living things and is key to energy reactions in the plant, particularly photosynthesis, and vital to plant growth. Demand for phosphate fertilizers has steadily increased over the last 20 years. Additionally, phosphate is used as an input in many feed and industrial processes.

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations. Given the concentration of deposits in North Africa and the Middle East, government involvement is a major consideration when evaluating potential phosphate project developments.

The majority of new phosphate fertilizer supply over the past decade was from producers in China, Morocco, Russia and Saudi Arabia. As a result, total US phosphate production declined by approximately 30 percent over this period.

China's trade policy has a major impact on the global phosphate market. In 2023, Chinese DAP/MAP exports were down approximately 30 percent from 2021 levels as a result of export restrictions.

India and Brazil are the largest importers of phosphate fertilizers, with limited domestic production. In more mature markets like North America, we have seen continued demand growth for phosphate fertilizers that incorporate secondary nutrients and micronutrients like Nutrien's MAP+MST product.

Market outlook

Phosphate fertilizer markets have remained relatively strong in the first quarter of 2024, particularly in North America where channel inventories were low entering the year. We expect Chinese phosphate export restrictions to be similar to 2023 levels and tight stocks in India to support demand ahead of their key planting season.

Global P$_2$O$_5$ demand
(millions of tonnes)



● Fertilizer   ● Industrial and feed

2015	2016	2017	2018	2019	2020	2021	2022	2023E	2024F
48	49	51	49	50	52	53	49	51	53

Source: CRU

China DAP/MAP exports
(millions of tonnes)



2020	2021	2022	2023	2024F
8	10	6	7	7.5 (6.5)

Source: CRU, Argus, Nutrien



Overview　　　MD&A　　　　Five-year highlights　　　Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results

03　Strategy

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results



Victoria, Australia

Canola is Australia's major oilseed crop. Grown in Australia's Grain Belt, canola production has increased significantly to an average of 3 million tonnes per year. Nutrien has 385 Retail selling locations in Australia to support growers of many different crops, including canola.

Nutrien's strategy

Our vision is to be the leading global integrated agriculture solutions provider, delivering superior shareholder value through sustainable operations. In pursuit of our vision, we utilize our integrated business to optimize enterprise value by enhancing our core business, allocating capital to high-value strategic investments and progressing initiatives that fortify our business for the future.



Enhance our core business

Increase operational efficiency and asset utilization, maximize cost savings, and focus on integration and investments that enhance margins and free cash flow.



Advance high-value strategic initiatives

Allocate capital to high-value and high-conviction investments that generate significant long-term returns for our shareholders.



Fortify our business for the future

Focus on initiatives that reduce GHG emissions, enhance on-farm environmental performance, invest in our people and procurement programs, and position our Company to sustainably deliver on our current and future business needs.

R | Retail strategic priorities

We are advancing our global Retail network through a combination of organic growth, accretive acquisitions, and optimization initiatives that expand our ability to provide whole-acre solutions for growers and enables us to be the leading customer-first ag solutions provider.

Business optimization

$ | Enhance our core business

Achieve best-in-class commercial execution, rationalize costs and maximize network efficiencies and integration synergies

Key 2023 activities

- Centralized and modernized five locations in our core markets, allowing us to serve the customer more safely and efficiently
- Paused our expansions and acquisitions in Brazil, focusing on integrating recently acquired businesses
- Optimized our North American footprint through the closure and consolidation of 10 locations

Digital innovation

$ | Enhance our core business

Prioritize digital capability development that supports our core business offering, improves decision-making, drives efficiency and enhances our grower value proposition

Key 2023 activities

- Launched a digitally enabled financing platform in Australia, enhancing our grower value proposition
- Empowered our grower customer financial operations with new digital decision-making tools through advancements to our digital innovation in North America

Targeted expansion and proprietary products

📊 | Advance high-value strategic initiatives

Grow earnings and share in core geographies through targeted network expansion and investment in high growth categories, such as biological product technologies

Key 2023 activities

- Contributed $1.0 billion in gross margin from our global proprietary products portfolio, with growth of 6 percent per year over the last five years
- Continued to extract value from our innovation pipeline, realizing over $750 million in global proprietary plant nutrition and biostimulant sales in 2023
- Completed 23 acquisitions in our core Retail markets

Sustainability outcomes

🌱 | Fortify our business for the future

Development of scalable sustainability programming, featuring solutions that improve grower productivity and efficiency and generate value for Nutrien and our diverse group of partners

Key 2023 activities

- Doubled our sustainably engaged acres to two million, continuing integration of our high-value products and services into our outcome-based sustainability programming
- Generated first verified GHG offsets and insets from our sustainability programming, creating opportunities for deeper value-chain collaboration and partner connectivity

K | Potash strategic priorities

We are utilizing our world-class Potash network and integrated supply chain to respond to market supply and demand dynamics. We continue to invest in efficiency and new technologies to manage our costs, optimize and modernize our asset base, advance our sustainability commitments, and preserve the reliability and safety of our operations.

Operational excellence

 Enhance our core business

Deliver initiatives that improve safety, reduce costs, increase network flexibility and improve our environmental footprint

Key 2023 activities
- Increased annual ore tonnes cut using autonomous mining by 40 percent and continue to scale these technologies across our network
- Completed ore recovery projects alongside other efficiency related initiatives to maintain an advantaged global cost position and reduce waste

Supply chain optimization

 Enhance our core business

Pursue opportunities that promote growth and strengthen the channel to our customers

Key 2023 activities
- Enhanced value of our integrated business by sourcing a significant majority of Retail's North American supply needs from our six potash mines in Saskatchewan

Leverage flexibility and optimize value

 Advance high-value strategic initiatives

Ensure a flexible go-to-market strategy that responds to variable conditions, satisfies demand requirements and optimizes long-term value as the market grows

Key 2023 activities
- Paused the accelerated ramp-up of our annual potash production capability to 18 million tonnes in response to market conditions and continued to advance certain in-flight projects to maximize value of capital spent and support long-term growth

Strengthen our workforce

 Fortify our business for the future

Action our workforce strategy to deliver talent and skills for tomorrow and support our future needs

Key 2023 activities
- Executed attraction and retention initiatives that strengthen our workforce and support diversity and inclusion, including local and Indigenous partnerships

N | Nitrogen strategic priorities

We are enhancing our strategically positioned Nitrogen business through investment projects that improve the reliability and energy efficiency of our facilities while selectively increasing capacity and product mix flexibility. We are unwavering in our pursuit of safe, reliable and efficient operations while continuing to leverage process and product innovations to proactively address sustainability needs.

Operational excellence

 Enhance our core business

Maintain globally competitive position, increasing product mix flexibility and improving reliability, efficiency and supply chain performance

Key 2023 activities
- Completed major maintenance turnarounds at our Geismar and Borger sites, addressing reliability needs and increasing efficiency
- Completed initial construction and technology development of our Nitrogen Real-time Operations Center, providing troubleshooting, monitoring and optimization support across our entire network of 13 nitrogen production and upgrade facilities

Invest in our North American assets

 Advance high-value strategic initiatives

Selectively invest in high-conviction, high-return growth opportunities in North America, supporting the needs of the market

Key 2023 activities
- Expanded our Geismar facility, adding incremental ammonia and nitric acid production capacity
- Completed UAN debottleneck projects at our Geismar site, allowing for the expansion of production as additional nitric acid capacity projects planned for 2024 are completed
- Suspended work on our Geismar clean ammonia plant as we monitor cost estimates and the evolving market for clean ammonia

Sustainability outcomes

 Fortify our business for the future

Maintain position as an industry leader in low-carbon nitrogen production and continue to leverage process and product innovations to proactively address sustainability needs

Key 2023 activities
- Completed our GHG Phase 1 abatement program, including the CO_2 tie-in at our Redwater plant and an N_2O abatement project at Geismar
- Increased our low-carbon ammonia production capability to 1.2 million tonnes across our Geismar, Redwater and Joffre sites

P | Phosphate strategic priorities

We are optimizing our phosphate business by continuing to focus on safety, sustainability and operating efficiencies, while leveraging our product mix and adapting to market conditions.

Operational excellence

 Enhance our core business

Increase base business efficiency through reliability and efficiency improvements

Key 2023 activities
- Completed maintenance turnarounds at both Aurora and White Springs sites focused on key reliability improvements
- Achieved a 3 percent improvement to our preventative maintenance compliance metric, a key leading reliability indicator

Premium products and mix flexibility

 Enhance our core business

Maximize value via flexibility of product portfolio mix and focus on liquid fertilizer, feed, purified, and other premium product opportunities in North America

Key 2023 activities
- Fulfilled 56 percent of sales volumes attributable to higher-margin products, including liquid fertilizer, feed and purified
- Increased sales of our micronized sulfur dry phosphate product, MAP+MST by 125 percent compared to 2022 levels

Reclamation and environmental risk reduction

 Fortify our business for the future

Continue to advance reclamation efforts and proactively address environmental risks

Key 2023 activities
- Planted over 500,000 trees and continued our land reclamation efforts at our Aurora and White Springs sites

Capital allocation

Our capital allocation framework prioritizes sustaining safe and reliable operations, a healthy balance sheet, strategically investing in our business, and providing meaningful returns to our shareholders through a stable and growing dividend and share repurchases. This balanced approach supports our strategy and enables us to enhance our core business, advance high-value strategic initiatives and fortify our business for the future.



Safe and reliable operations

- Sustain our assets to support safe and reliable operations
- Focus on continuous improvement initiatives and investments that enhance the utilization rates, reliability and efficiency of our assets



Strong balance sheet

- Provide sufficient and flexible access to liquidity while optimizing the cost of our capital through the cycle
- Expect to maintain adjusted net debt/adjusted EBITDA leverage ratio below three times, through the cycle



Shareholder returns

- Return capital to shareholders through a combination of stable and growing dividends and share repurchases
- Factor reduction in share count in the decision criteria for future dividend per share growth



High-value growth opportunities

- Selectively invest in high-value and high-conviction opportunities that are expected to generate significant long-term returns
- Evaluate investment opportunities by strategic fit, project economics using various financial return metrics and sustainability factors to align with our 2030 commitments and targets

Capital allocation



Safe and reliable operations

Sustaining, mine development and pre-stripping capital expenditures [1]

$1.7B
2023

Sustaining, mine development and pre-stripping capital expenditures (2023)
(percent)



84% sustaining

16% mine development & pre-stripping



Strong balance sheet

Adjusted Net Debt/ Adjusted EBITDA [2]

1.9x
2023

Debt and equity [4,5] **(2023)**
(percent)



69% equity

31% debt



Shareholder returns

Cash used for dividends and share repurchases [1]

$2.1B
2023

Cash used for dividends and share repurchases (2023)
(percent)



50% dividends

50% share repurchases



High-value growth opportunities

Investing capital expenditures [1]

$1.0B
2023

Business acquisitions [3]

$0.2B
2023

Investing capital expenditures [1] **(2023)**
(percent)



5% Phosphate & other

24% Nitrogen

39% Retail

32% Potash

---

1   These are supplementary financial measures. See the "Other Financial Measures" section.
2   This is a capital management financial measure that includes a non-GAAP component. See the "Non-GAAP Financial Measures" and "Other Financial Measures" sections.
3   Net of cash acquired.
4   As at December 31, 2023.
5   Debt includes short-term debt, long-term debt and lease liabilities, including the current portions of each where applicable.



Key 2023 actions
- Completed reliability work and replaced key identified end-of-life assets across our operations, including major maintenance turnarounds and planned outages at five of our Nitrogen sites
- Invested in maintenance and safety-related initiatives for our Retail facilities





Key 2023 actions
- Maintained our BBB investment-grade credit rating
- Repaid $500 million in senior notes that matured during the year and issued a total of $1.5 billion of 5-year and 30-year senior notes
- Reduced planned capital expenditures by $300 million providing flexibility on capital allocation alternatives





Key 2023 actions
- Returned a total of $2.1 billion to shareholders through dividends and share repurchases
- Dividend provided an average yield of 3.3 percent in 2023
- In February 2024, we announced a 2 percent increase to our quarterly dividend to $0.54 per share, our sixth increase since 2018





Key 2023 actions
- Completed 23 Retail acquisitions across the US, Australia and Brazil
- Invested in our Potash network including the procurement of additional autonomous mining machines and technology
- Completed Nitrogen brownfield expansion projects at our Geismar facility, increasing ammonia and nitric acid capability
- Invested in digital, proprietary products and sustainability related strategies to grow the business and reduce our environmental impact



04 Governance

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results



Bali, Indonesia

Indonesia is the world's fourth largest producer of rice and is a key producer of oil palm, fruits and vegetables. Indonesia is one of the largest importers of potash, with strong growth prospects, which Nutrien is a key supplier through Canpotex.

Corporate governance

Nutrien's Corporate Governance Structure includes policies and processes that define the roles of the Board and the Executive Leadership Team ("ELT"). Our Board oversees risk management and the execution of our corporate strategy. Below are highlights of our corporate governance practices. For more information, see our most recent Management Information Circular.

Board diversity
Having a mix of directors on the Board from varied backgrounds and with a diverse range of experience and skills fosters enhanced decision-making capacity and promotes strong corporate governance. Our Board Diversity Policy includes a target that women comprise no fewer than 30 percent of the Board members. As of December 31, 2023, four of our directors were women (33 percent of the total number of directors).

Executive compensation
Nutrien's compensation framework is based on a pay-for-performance philosophy, with the majority of executive compensation being at risk. Since 2020, a component of executive compensation has been tied to demonstrated sustainability performance, including the addition of progress on GHG emission reduction projects and diversity-related metrics in 2021. Each year, we include an advisory "say on pay" vote at our annual meeting (in line with 2019 amendments in the Government of Canada's Bill C-97).

Board skills
Our Board competencies and skills matrices are essential tools to evaluate whether the Board has the right skills, perspectives, experience and expertise for proper oversight and effective decision making. The Board regularly reviews the skills matrix.

Core business skills [1]

(percent of Board of Directors)


Human Resources 100%
Strategy 100%
Senior Leadership 75%
International Business 67%
Sustainability 58%
Operations (including Safety & Sustainability) 50%
Innovation, Technology and Security 33%
Public Policy & External Relations 33%
Health & Workplace Environment 25%

Core industry experience [1]

(percent of Board of Directors)


Finance / Audit & Risk 75%
Mergers & Acquisition 75%
Mining, Energy & Exploration 75%
Distribution 58%
Retail Business 42%
Agri-Business 17%

1 As disclosed in Nutrien's 2023 Management Proxy Circular.

Board of Directors



Russell Girling
Chair



Ken Seitz
President and Chief
Executive Officer



Christopher Burley
Director



Maura Clark
Director



Michael Hennigan
Director



Miranda Hubbs
Director



Raj Kushwaha
Director



Alice Laberge
Director



Consuelo Madere
Director



Keith Martell
Director



Aaron Regent
Director



**Nelson Luiz
Costa Silva**
Director

Executive Leadership Team



Ken Seitz
President and
Chief Executive
Officer



Noralee Bradley
Executive Vice
President, External
Affairs and Chief
Sustainability and
Legal Officer



Pedro Farah
Executive Vice
President and Chief
Financial Officer



Andrew Kelemen
Executive Vice
President,
Corporate
Development and
Chief Strategy
Officer



Chris Reynolds
Executive Vice
President and
President, Potash



Jeff Tarsi
Executive Vice
President and
President,
Global Retail



Mark Thompson
Executive Vice
President, Chief
Commercial
Officer



Trevor Williams
Executive Vice
President and
President, Nitrogen
and Phosphate

Risk governance

Risk management is an integral part of doing business and is governed by our Board, which has the highest level of oversight for risk governance. The Board is responsible for overseeing the execution and alignment of Nutrien's corporate strategy and risk management processes.

Nutrien's ELT has the responsibility of ensuring the Company's principal risks are being appropriately identified, assessed and addressed. Management keeps the Board and each of the Board committees regularly apprised of risks and developments relevant to their mandates.

Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to effectively manage the risks that could have an impact on our ability to deliver on our strategy.

Role of the Board committees
While the Board as a whole oversees our strategy and risk management processes, each Board committee has oversight over business topics and certain risk areas relevant to their committee mandate. More information can be found in Nutrien's Board and Board committee charters on our website at **nutrien.com**.

Board/Board Committee	Oversight includes the following business topics or risk areas	
Board of Directors	• Corporate strategy • Oversight of safety, health, environmental and security matters	• Risk management • Human resources and compensation • Governance and compliance
Audit Committee	• Accounting and financial reporting • Internal controls	• Compliance • Financial risk management
Corporate Governance & Nominating Committee	• Corporate governance • Board diversity	• Director orientation and continuing education • Board evaluation
Human Resources & Compensation Committee	• Executive compensation • Succession planning	• Equity, diversity and inclusion, including the Company's Indigenous Strategy as it relates to Indigenous employment and human resources matters with appropriate coordination with the S&S Committee • Learning and development
Safety & Sustainability ("S&S") Committee	• Sustainability targets and goals • Risks, strengths and opportunities related to safety and sustainability including climate-related impacts	• Safety and sustainability performance and strategy • Cybersecurity and data privacy • Status of remediation projects and environmental provisions • The Company's Indigenous Strategy as it relates to Indigenous engagement and stakeholder relations, with appropriate coordination with the Human Resources & Compensation Committee

Governance for climate and sustainability

The Board's S&S Committee has oversight over Nutrien's climate-related risks and opportunities. The S&S Committee generally meets on a quarterly basis and covers many sustainability related matters within its mandate including those related to climate. Specifically, the S&S Committee's role includes overseeing: policies relating to sustainability and progress towards sustainability goals; approval of Nutrien's annual Global Sustainability Report; reviewing progress against Nutrien's Feeding the Future Plan and associated sustainability targets and goals; and review of Nutrien's climate-related risks and opportunities. This committee directly advises the Board on these and other sustainability matters noted above.

Risk management process

Risk management is integrated into our strategy and business activities to facilitate informed decision making and responsible management of resources. Our Enterprise Risk Management process is overseen by our Enterprise Risk Management Team and guided by our global risk management framework. The framework promotes consistent and integrated application of risk management principles and processes across our organization and is scalable to support all levels of the business.

Nutrien's operating segments and corporate functions use this framework to identify, assess and develop mitigation actions for key risks that could affect their strategy, operations or future performance. Assessment criteria embedded in the risk framework allow for comparability of different types of risks, including climate-related risks. Key criteria include the likelihood of impacting our business and the potential severity of impact.

Risks are evaluated individually and collectively at the management level to fully understand Nutrien's risk landscape and identify interdependencies between risks. A consolidated view of our risks is presented to our ELT and senior leaders for review and discussion, along with outputs from external environment scans and emerging risk workshops. Nutrien's significant enterprise-wide risks are then presented to the Board at least annually.

05 Key enterprise risks



Texas, US

Last year, the US was the world's leading exporter of cotton, exporting 2.8 million tonnes. Under our Dyna-Gro brand, Nutrien sells proprietary cotton seed across North America. Our global proprietary seed revenue has grown by over 25 percent since 2021.

Key enterprise risks

Nutrien characterizes a key risk as a risk or combination of risks that could threaten the achievement of our vision, our business model, future financial performance or ability to deliver on our strategy. Our key enterprise risks are discussed below and while these represent our significant risks, we also continue to be exposed to other important general business, operational and climate-related risks. For a more detailed discussion of these key risks and other risks that may affect us, refer to Nutrien's 2023 Annual Information Form.

1 | Competition and shifting market fundamentals

Description
Global macroeconomic conditions and shifting market fundamentals – including trade tariffs and trade restrictions, volatility in global markets, supply chain constraints, increased price competition and/or new entrants, geopolitical conditions, and/or a significant change in agriculture production or consumption trends – could lead to a sustained environment of reduced demand for our products and/or low or volatile commodity prices and negatively impact our short- and long-term profitability.

Risk management approach
Our global footprint, integrated business, and portfolio of products, services and solutions are designed to enable us to respond to changing economic conditions. We have a favorable cost-structure and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We prioritize maintaining a strong balance sheet and focus on initiatives that strengthen the advantages of our integrated business, drive operational efficiencies and increase free cash flow.

2 | Agricultural changes and trends

Description
The following agriculture-related factors, among others, could impact our strategy, demand for our products and/or services and/or financial performance: farm and industry consolidation; shifting grower demographics; agriculture productivity and development; changes in consumer preferences; increasing focus on sustainability in agriculture (including soil health, availability of arable land, diminishing biodiversity and water management); and technological innovation and digital business models.

Risk management approach
Our global footprint, integrated business and diversified portfolio are designed to adapt to changes in the agriculture industry and help position us to drive long-term value creation and provide whole-acre solutions for growers. We are focused on optimizing our Retail business, digital innovation, growth in core markets and continued development of scalable sustainability programming.

See page 28 of this report for more information on our strategic priorities.

3 | Changing regulations

Description
Changing laws, regulations and government policies – including those relating to the environment and climate change, including regulation of GHG emissions, as well as health and safety laws or regulations, taxes and royalties – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw materials, energy, transportation and compliance, or require us to make capital improvements to our operations – all of which could impact our strategy, operations, financial performance or reputation.

Risk management approach
Our Government & Industry Affairs Team has an active engagement strategy with governments and regulators, including participation in industry associations. This allows us to keep current on regulatory developments affecting our business or industry, allowing us to anticipate new or changing laws and regulations and put us in the best position for success while leveraging our industry association allies.

We also have initiatives and commitments supporting product stewardship, and environment and climate action as part of our Feeding the Future Plan, to assist in managing the impact of potential regulatory changes.

4 | Climate change

Description

Climate change may cause or result in, among other things, more frequent and severe weather events, diminishing biodiversity, impacts to growing seasons or crop yields, and changing weather factors such as temperature, precipitation, wind and water levels, and affect freshwater availability. Physical risks from climate change may also result in operational or supply chain disruptions, depending on the nature of the event.

Impacts from transition risks could include, but are not limited to, policy constraints on emissions, carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer preferences, and market demand and supply shifts. We are also subject to reputational risks associated with climate change, including our stakeholders' perception of the agriculture industry and our role in the transition to a lower-carbon economy. These and other factors resulting from climate change could adversely impact our business, financial condition, results of operations or liquidity.

Risk management approach

Our capital allocation framework and preventive maintenance programs help support the long-term reliability and efficiency of our assets. Additionally, our geographically diversified network of facilities and operations helps to minimize the overall impact of physical risk from climate change on our company.

For more information refer to page 7 of this report for our sustainability highlights and our most recent Global Sustainability Report on our website at **nutrien.com**, which is expected to be released in March 2024.

5 | Cybersecurity threats

Description

Cyberattacks, ransomware events, power outages, terrorist attacks, natural disasters, military conflicts, local epidemics or pandemics, other events, and breaches or exposure to potential computer viruses of our systems, third-party service providers' systems, or cloud-based platforms could lead to disruptions to our operations, loss of data or the unintended disclosure of confidential information and/or personally identifiable information or property damage. Any of these could result in business disruptions, increased defense costs, reputational damage, personal injury or third-party claims, impacting our operations, financial performance or reputation.

Risk management approach

Our Global Information Management and Cyber-Security Team is supported by third-party specialists, oversees our network security and may assist in incident response.

We promote a strong culture of cybersecurity awareness to minimize threats and vulnerabilities, which is supported by our cybersecurity framework, policies and best practices.

Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures. We also conduct regular simulated phishing and targeted cybersecurity training as well as incident response training.

For more information refer to our most recent Global Sustainability Report on our website at **nutrien.com**, which is expected to be released in March 2024.

6 | Political, economic and social instability

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate or do business introduce restrictions on monetary distributions, labor disruptions, competitive restrictions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases, or the imposition of tariffs, exchange controls, international trade restrictions, embargoes, barriers or other restrictions. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation or the value of our assets.

Risk management approach

Our Government & Industry Affairs Team has an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors and avoid or reduce our exposure to jurisdictions with unacceptable risk levels. Dedicated teams regularly monitor developments and global trends that may impact us.

7 | Talent and organization culture

Description

An inability to attract and retain qualified top talent, including for skillsets that are in high demand, could impact our business, financial condition and results of operations. Failure to provide the necessary organizational structure, programs and culture to engage and develop our employees, including providing a respectful, inclusive and diverse workplace, could impact our ability to achieve our growth objectives or expected business results.

Risk management approach

Our Talent Attraction and Sourcing Team focuses on building a diverse, inclusive and talented workforce. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety, inclusion, integrity and results. Our talent succession process focuses on identifying and managing critical roles and the proactive build-up of internal and external bench strength. Our incentive programs are competitive, performance-based and support our purpose-driven culture.

8 | Stakeholder support

Description

Our stakeholders may not support our business plans, structure, strategy, sustainability initiatives, or climate commitments and social responsibilities. Our inability to meet our sustainability and climate-related commitments and targets may also have an adverse effect on our stakeholder support, among others. Loss of stakeholder confidence could impair our ability to execute our business plans, negatively impact our ability to produce or sell our products, and may lead to reputational damage, increased costs, financial losses, securityholder action or negatively impact our access to or cost of capital.

Risk management approach

Our Investor Relations and Stakeholder Relations teams monitor and regularly engage with our stakeholders to identify their key issues and communicate the long-term value opportunities associated with our business. We also have an active Community Relations Team and community investment programs. Our Strategies and Feeding the Future Plan are structured to help support what matters most to our stakeholders.

9 | Supply chains

Description

Supply chain disruptions could result in difficulties supplying materials to our facilities and/or impair our ability (or the ability of the third parties upon which we rely) to deliver products to our customers in a timely manner. If certain key raw materials, parts and/or supplies used in our operations are not available, our business could be disrupted. Ongoing geopolitical conflicts, regulatory instability and changes to tariffs, epidemics, pandemics, or other such crises have created and could still create supply chain challenges and disruptions, and/or limit our ability to timely sell or distribute our products in the future, any of which could negatively impact our business, financial condition and operating results.

Risk management approach

Our integrated business provides us the flexibility to optimize operations, transportation and logistics, or increase supply chain efficiencies to adapt to potential disruption. We regularly review our suppliers to ensure we can maintain critical feedstocks and can leverage our diverse retail distribution network and expansive fertilizer terminal and transportation network to effectively manage product logistical challenges.

10 | Capital redeployment

Description

Our inability to deploy capital to efficiently achieve sustained growth, effectively execute on opportunities or meet investor preferences – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation, access to or cost of capital, or potential impairment charges related to the goodwill or intangible assets.

Risk management approach

We continue to focus on creating long-term value through a balanced and disciplined approach to capital allocation. We prioritize maintaining safe and reliable operations, a healthy balance sheet, investing in our business and providing strong returns to shareholders.

See page 35 of this report for more information on our capital allocation priorities and key actions during the year.

11 | Safety, health and environment

Description

Our operations are subject to safety, health and environmental risks inherent in mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact air quality, biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk management approach

Our safety strategy and governance processes ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility that involve independent audits and assessments. We have structured incident prevention and response systems in place and conduct regular security vulnerability assessments. We have crisis communication protocols and emergency response programs across our business and maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

For more information refer to our most recent Global Sustainability Report on our website at **nutrien.com**, which is expected to be released in March 2024.

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results

06   Results

Overview   MD&A   Five-year highlights   Financial statements and notes

Our company
Operating environment
Strategy
Governance
Key enterprise risks
Results



California, US

The US is the world's second largest producer of lettuce. Nutrien's network of ~1,200 selling locations in the US serves growers needs including specialty crops like lettuce and other fruits and vegetables.

- Adjusted EBITDA is the primary profit measure used to evaluate the segments' performance as it excludes the impact of non-cash impairments and impairment reversals and other costs that are centrally managed by our corporate function. Refer to Note 3 to the consolidated financial statements for details.

- Net sales (sales less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

R | 2023 Nutrien Ag Solutions ("Retail") financial performance

Our Retail business generated adjusted EBITDA of $1.5 billion, lower than the record levels of the prior year primarily due to lower gross margin for both crop nutrients and crop protection products. Margins were pressured as crop input prices softened and higher cost inventory moved through the channel. Crop nutrients sales volumes increased by over 1 million tonnes as growers worked to replenish nutrients in the soil. As the year progressed, crop input margins in North America normalized and customers returned to more normal buying behaviors.

In Brazil, we saw continued margin compression due to decreased prices for certain crop protection products and the selling through of high cost inventory. Included with expenses for the full year of 2023, we recognized a $465 million non-cash impairment primarily to goodwill relating to our Retail – South America assets, mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates. We believe the long-term prospects for agriculture in Brazil are strong and it remains an important crop input market for Nutrien. In the near-term, we are focused on integration of our recent acquisitions and optimization of our cost structure in this region.

(millions of US dollars, except as otherwise noted)	Dollars			Gross margin			Gross margin (%)	
	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales								
Crop nutrients	8,379	10,060	(17)	1,378	1,766	(22)	16	18
Crop protection products	6,750	7,067	(4)	1,553	1,936	(20)	23	27
Seed	2,295	2,112	9	427	428	–	19	20
Merchandise	1,001	1,019	(2)	172	174	(1)	17	17
Nutrien Financial	322	267	21	322	267	21	100	100
Services and other	927	966	(4)	710	749	(5)	77	78
Nutrien Financial elimination [1]	(132)	(141)	(6)	(132)	(141)	(6)	100	100
	19,542	21,350	(8)	4,430	5,179	(14)	23	24
Cost of goods sold	15,112	16,171	(7)					
Gross margin	4,430	5,179	(14)					
Expenses [2,3]	4,215	3,621	16					
Earnings before finance costs and taxes ("EBIT")	215	1,558	(86)					
Depreciation and amortization	759	752	1					
EBITDA	974	2,310	(58)					
Adjustments [3]	485	(17)	n/m					
Adjusted EBITDA	1,459	2,293	(36)					

1   Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.
2   Includes selling expenses of $3,375 million (2022 – $3,392 million).
3   Includes non-cash impairment of assets of $465 million (2022 – nil). See Notes 3 and 14 to the consolidated financial statements.

Retail gross margin changes by product

($ millions)



Source: Nutrien

Proprietary products gross margin

($ millions)



Source: Nutrien

The most significant contributors to the changes in our Retail financial performance were as follows:

	2023 vs 2022
Crop nutrients	Sales and gross margin decreased in 2023 due to lower selling prices across all regions compared to the strong comparable period in 2022. Sales volumes increased in 2023 as growers returned to more normalized application rates to replenish nutrients in the soil. Sales and gross margin of our proprietary nutritional and biostimulant product lines increased compared to 2022 levels as we continued to expand our differentiated product offering and manufacturing capacity.
Crop protection products	Sales and gross margin were lower primarily due to decreased selling prices compared to the historically strong comparable period in 2022. This was partially offset by higher fourth quarter sales in North America as growers returned to more normalized buying behaviors. Gross margin in 2023 was also impacted by the selling through of high-cost inventory.
Seed	Sales increased in 2023 primarily due to increased corn sales in the US, while gross margin saw little change compared to 2022.
Nutrien Financial	Sales increased in 2023 due to higher utilization of our financing offerings in the US and Australia compared to 2022.
Services and other	Sales and gross margin decreased in 2023 mainly due to lower livestock selling prices and volumes in Australia.
Expenses	In 2023, we recognized a $465 million non-cash impairment primarily to goodwill related to our Retail – South America assets, mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates. Selling expenses as a percentage of sales were higher in 2023 primarily due to lower selling prices compared to the strong comparable period in 2022.
Adjusted EBITDA	Adjusted EBITDA decreased in 2023 primarily due to lower gross margins for crop nutrients and crop protection products.

Retail crop nutrient gross margin and selling price

($ per tonne)



Source: Nutrien

Contribution to adjusted EBITDA by market

(percent)



Source: Nutrien

Selected Retail measures

	2023	2022
Proprietary products gross margin (millions of US dollars)		
Crop nutrients	391	370
Crop protection products	461	675
Seed	168	166
Merchandise	11	12
All products	1,031	1,223
Proprietary products margin as a percentage of product line margin (%)		
Crop nutrients	28	21
Crop protection products	30	35
Seed	39	39
Merchandise	6	7
All products	23	24

	2023	2022
Crop nutrients sales volumes (tonnes – thousands)		
North America	8,985	8,106
International	3,647	3,407
Total	12,632	11,513
Crop nutrients selling price per tonne		
North America	697	916
International	581	774
Total	663	874
Crop nutrients gross margin per tonne		
North America	127	182
International	65	86
Total	109	153
Financial performance measures	**2023**	**2022**
Retail adjusted EBITDA margin (%) [1]	7	11
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]	1,394	1,923
Retail adjusted average working capital to sales (%) [3]	19	17
Retail adjusted average working capital to sales excluding Nutrien Financial (%) [3]	1	2
Nutrien Financial adjusted net interest margin (%) [3]	5.2	6.8
Retail cash operating coverage ratio (%) [3]	68	55

1   These are supplementary financial measures. See the "Other Financial Measures" section.
2   Excluding acquisitions.
3   These are non-GAAP financial measures. See the "Non-GAAP Financial Measures" section.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien's agricultural product and service sales. Qualifying Retail customers in the US and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest and service fees that are charged to our Retail branches.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is our wholly owned finance captive, monitors and services the portfolio of our high-quality receivables from customers that have the lowest risk of default among Retail's receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt-to-equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. For 2023, we estimated the deemed interest expense using an average borrowing rate of 4.1 percent (2022 - 1.4 percent) applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) is subject to marginally higher credit risk.

							As at December 31	
(millions of US dollars)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance [1]	2023 Net receivables	2022 Net receivables
North America	1,736	327	89	94	2,246	(40)	2,206	2,007
International	560	56	22	59	697	(10)	687	662
Nutrien Financial receivables [2]	2,296	383	111	153	2,943	(50)	2,893	2,669

1   Bad debt expense on the above receivables for the twelve months ended December 31, 2023 was $35 million (2022 – $10 million) in the Retail segment.
2   Gross receivables include $2,578 million (2022 – $2,260 million) of very low risk of default and $365 million (2022 – $445 million) of low risk of default.

K | 2023 Potash financial performance

Our Potash business delivered adjusted EBITDA of $2.4 billion as lower net realized selling prices more than offset higher North American sales volumes and lower provincial mining taxes and royalties. Potash sales volumes in North America increased due to lower channel inventory and increased grower demand supported by an extended fall application season and improved affordability. Offshore sales volumes were lower compared to last year's record levels primarily due to logistical challenges at Canpotex's West Coast port facilities and reduced shipments to customers in India and Southeast Asia.

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per tonne		
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
Manufactured product									
Net sales									
North America	1,683	2,485	(32)	4,843	3,729	30	348	667	(48)
Offshore	2,076	5,414	(62)	8,373	8,808	(5)	248	615	(60)
	3,759	7,899	(52)	13,216	12,537	5	284	630	(55)
Cost of goods sold	1,396	1,400	–				105	112	(6)
Gross margin – total	2,363	6,499	(64)				179	518	(65)
Expenses ¹	422	1,173	(64)	Depreciation and amortization			35	35	–
EBIT	1,941	5,326	(64)	Gross margin excluding depreciation and amortization –manufactured ²			214	553	(61)
Depreciation and amortization	463	443	5						
EBITDA/Adjusted EBITDA	2,404	5,769	(58)	Potash controllable cash cost of product manufactured ²			58	58	–

1   Includes provincial mining taxes of $398 million (2022 – $1,149 million).
2   These are non-GAAP financial measures. See the "Non-GAAP Financial Measures" section.

The most significant contributors to the changes in our Potash financial performance were as follows:

	2023 vs 2022
Sales volumes	Overall sales volumes were higher in 2023. North America sales volumes increased in 2023 due to lower channel inventory and increased grower demand supported by an extended fall application season and improved affordability. Offshore sales volumes were lower in 2023 compared to record levels in 2022 primarily due to logistical challenges at Canpotex's West Coast port facilities and reduced shipments to customers in India and Southeast Asia.
Net realized selling price	Average net realized selling prices decreased in 2023 compared to the historically strong prices in 2022 due to a decline in benchmark prices and higher costs related to logistical challenges at Canpotex's West Coast port facilities.
Cost of goods sold per tonne	Costs decreased in 2023 mainly due to lower royalties resulting from decreased net realized selling prices. Potash controllable cash cost of product manufactured per tonne was consistent with 2022.
Expenses	Expenses decreased in 2023 primarily due to lower provincial mining taxes from lower average potash selling prices, which are the basis for certain taxes. We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge.
Adjusted EBITDA	Adjusted EBITDA decreased in 2023 due to lower net realized selling prices, which more than offset higher North American sales volumes and lower provincial mining taxes and royalties.

Canpotex sales by market

(percentage of sales volumes, except as otherwise noted)	2023	2022	Change
Latin America	47	34	13
Other Asian markets [1]	28	34	(6)
Other markets	11	10	1
China	9	14	(5)
India	5	8	(3)

1   All Asian markets except China and India.

Potash gross margin and net selling price

($ per tonne)



Source: Nutrien

Potash sales volumes

(million tonnes)



Source: Nutrien

Potash production

(million tonnes KCl)	Nameplate capacity [1]	Operational capability [2] 2024	Operational capability [2] 2023	Production 2023	Production 2022
Rocanville Potash	6.5	5.1	5.2	4.97	4.89
Allan Potash	4.0	2.4	3.0	2.39	2.50
Lanigan Potash	3.8	3.0	3.1	2.89	2.46
Vanscoy Potash	3.0	1.1	1.4	1.05	1.01
Cory Potash	3.0	2.1	2.2	1.50	1.89
Patience Lake Potash	0.3	0.3	0.3	0.20	0.26
Total	20.6	14.0	15.2	13.00	13.01
Shutdown weeks [3]				5	18

1   Represents estimates of capacity as at December 31, 2023. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.
2   Estimated annual achievable production based on expected staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year-to-year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime.
3   Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

N | 2023 Nitrogen financial performance

We generated adjusted EBITDA of $1.9 billion for our Nitrogen business, below the record levels of the prior year due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs and higher sales volumes. Our increased sales volumes were primarily due to higher UAN production and sales, partially offset by lower ammonia availability mainly due to production outages at our plants in Trinidad. We recognized a $76 million non-cash impairment of our Trinidad property, plant and equipment due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional gas fields is anticipated to add new supply starting in 2026.

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per tonne		
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
Manufactured product									
Net sales									
Ammonia	1,144	2,641	(57)	2,436	2,715	(10)	469	973	(52)
Urea and ESN® [1]	1,499	2,134	(30)	3,125	3,014	4	480	708	(32)
Solutions, nitrates and sulfates	1,187	1,829	(35)	4,862	4,551	7	244	402	(39)
	3,830	6,604	(42)	10,423	10,280	1	367	642	(43)
Cost of goods sold [1]	2,435	3,370	(28)				233	327	(29)
Gross margin – manufactured	1,395	3,234	(57)				134	315	(57)
Gross margin – other [1,2]	(16)	47	n/m	Depreciation and amortization			55	54	2
Gross margin – total	1,379	3,281	(58)	Gross margin excluding					
Expenses (income) [3,4]	97	(92)	n/m	depreciation and amortization					
				– manufactured [5]			189	369	(49)
EBIT	1,282	3,373	(62)	Ammonia controllable cash					
Depreciation and amortization	572	558	3	cost of product manufactured [5]			60	59	2
EBITDA/Adjusted EBITDA	1,854	3,931	(53)						
Adjustments [4]	76	–	n/m						
Adjusted EBITDA	1,930	3,931	(51)						

1   Certain immaterial 2022 figures have been reclassified.

2   Includes other nitrogen and purchased products and comprises net sales of $377 million (2022 – $929 million) less cost of goods sold of $393 million (2022 –$882 million).

3   Includes earnings from equity-accounted investees of $90 million (2022 – $233 million).

4   Includes non-cash impairment of assets of $76 million (2022 – nil). See Notes 3 and 13 to the consolidated financial statements.

5   These are non-GAAP financial measures. See the "Non-GAAP Financial Measures" section.

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

	2023 vs 2022
Sales volumes	Sales volumes were higher in 2023 primarily due to higher UAN production and sales, partially offset by lower ammonia availability mainly due to production outages at our plants in Trinidad.
Net realized selling price	Net realized selling price was lower in 2023 for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.
Cost of goods sold per tonne	Costs decreased in 2023 primarily due to lower natural gas costs. Raw materials and other input costs were also lower in 2023 compared to 2022 due to lower benchmark prices. Ammonia controllable cash cost of product manufactured per tonne increased mainly due to the impact of lower ammonia production.
Expenses (income)	We recognized a $76 million non-cash impairment of our Trinidad property, plant and equipment due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional gas fields is anticipated to add new supply starting in 2026. There was no comparable expense in 2022. Other expenses (income) also increased in 2023 mainly due to lower earnings from our equity-accounted investment in Profertil. Profertil's earnings were lower mainly due to lower urea net selling prices from lower benchmark prices.
Adjusted EBITDA	Adjusted EBITDA was lower in 2023 primarily due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs and higher sales volumes.

Natural gas prices in cost of production

(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change
Overall natural gas cost excluding realized derivative impact	3.51	7.82	(55)
Realized derivative impact	(0.02)	(0.05)	(60)
Overall natural gas cost	3.49	7.77	(55)
Average NYMEX	2.74	6.64	(59)
Average AECO	2.17	4.28	(49)

	2023 vs 2022
Overall natural gas cost	Natural gas prices in our cost of production decreased in 2023 as a result of lower North American natural gas index prices and decreased natural gas costs in Trinidad, where our natural gas prices are linked to ammonia benchmark prices.

Selected Nitrogen measures

	2023	2022
Sales volumes (tonnes – thousands)		
Fertilizer [1]	6,067	5,628
Industrial and feed	4,356	4,652
Net sales (millions of US dollars)		
Fertilizer [1]	2,450	3,726
Industrial and feed	1,380	2,878
Net selling price per tonne		
Fertilizer [1]	404	662
Industrial and feed	317	619

1 Certain immaterial 2022 figures have been reclassified.

Nitrogen gross margin, net selling price and natural gas cost

($ per tonne)   ($ per MMBtu)



Source: Nutrien

Nitrogen sales volumes

(million tonnes)



Source: Nutrien

Nitrogen production

| (million tonnes product, except as otherwise noted) | Ammonia [1] | | | Urea [2] | | |
| | Annual capacity [3] | Production | | Annual capacity [3] | Production | |
		2023	2022		2023	2022
Trinidad Nitrogen [4]	2.2	1.11	1.46	0.7	0.32	0.42
Redwater Nitrogen	0.9	0.89	0.78	0.7	0.76	0.55
Augusta Nitrogen	0.8	0.74	0.59	0.7	0.56	0.40
Lima Nitrogen	0.7	0.68	0.71	0.5	0.51	0.50
Geismar Nitrogen	0.5	0.43	0.58	0.4	0.30	0.37
Carseland Nitrogen	0.5	0.53	0.39	0.7	0.75	0.50
Fort Saskatchewan Nitrogen	0.5	0.39	0.47	0.4	0.35	0.44
Borger Nitrogen	0.5	0.24	0.41	0.6	0.31	0.49
Joffre Nitrogen	0.5	0.34	0.37	–	–	–
Total	7.1	5.35	5.76	4.7	3.86	3.67
Adjusted total [5]		3.90	3.93			
Ammonia operating rate [5] (%)		88	90			

1   All figures are shown on a gross production basis.
2   Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3   Annual capacity estimates include allowances for normal operating plant conditions.
4   In 2022 and 2023, Trinidad production was restricted due to natural gas curtailments, which are expected to extend into 2024.
5   Excludes Trinidad and Joffre.

2023 Phosphate financial performance

Our Phosphate business earned adjusted EBITDA of $470 million, lower compared to the prior year mainly due to lower net realized selling prices for fertilizer products, partially offset by lower ammonia and sulfur input costs. Our sales volumes increased primarily due to higher phosphate fertilizer demand, partially offset by lower first-half production impacting our industrial and feed sales. Our production was higher for the full year largely due to improved reliability at our Aurora plant. Included in the expenses for the full year of 2023, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment, while we had non-cash impairment reversals of our Phosphate assets of $780 million for the full year of 2022.

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per tonne		
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
Manufactured product									
Net sales									
Fertilizer	1,085	1,367	(21)	1,912	1,696	13	568	806	(30)
Industrial and feed	645	706	(9)	639	682	(6)	1,010	1,035	(2)
	1,730	2,073	(17)	2,551	2,378	7	678	872	(22)
Cost of goods sold	1,487	1,562	(5)				583	657	(11)
Gross margin – manufactured	243	511	(52)				95	215	(56)
Gross margin – other [1]	(10)	(18)	(44)	Depreciation and amortization			115	79	46
Gross margin – total	233	493	(53)	Gross margin excluding depreciation and amortization – manufactured [2]			210	294	(29)
Expenses (income)	290	(693)	n/m						
EBIT	(57)	1,186	n/m						
Depreciation and amortization	294	188	56						
EBITDA	237	1,374	(83)						
Adjustments [3]	233	(780)	n/m						
Adjusted EBITDA	470	594	(21)						

1 Includes other phosphate and purchased products and comprises net sales of $263 million (2022 – $304 million) less cost of goods sold of $273 million (2022 – $322 million).

2 This is a non-GAAP financial measure. See the "Non-GAAP Financial Measures" section.

3 Includes non-cash impairment of assets of $233 million (2022 – reversal of non-cash impairment of assets of $780 million). See Notes 3 and 13 to the consolidated financial statements.

The most significant contributors to the changes in our Phosphate financial performance were as follows:

	2023 vs 2022
Sales volumes	Sales volumes increased in 2023 mostly due to higher phosphate fertilizer demand, partially offset by lower first-half year production impacting our industrial and feed sales. Production increased in 2023 largely due to improved reliability at our Aurora plant.
Net realized selling price	Net realized selling prices decreased in 2023 primarily due to lower fertilizer net realized selling prices and lower industrial and feed net realized selling prices, which reflect the typical lag in price realizations relative to spot fertilizer prices.
Cost of goods sold per tonne	Costs decreased in 2023 mainly due to lower ammonia and sulfur input costs, partially offset by higher depreciation and amortization resulting from the reversal of non-cash impairment of assets in 2022 (see details below).
Expenses (income)	In 2023, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment, while we had non-cash impairment reversals of our Phosphate assets of $780 million in 2022. The impairments and impairment reversals were due to changes in our forecasted global prices driven by the prevailing macroeconomic environment.
Adjusted EBITDA	Adjusted EBITDA decreased in 2023 mainly due to lower net realized selling prices for fertilizer products, partially offset by lower ammonia and sulfur input costs.

Phosphate gross margin and net selling price

($ per tonne)



Source: Nutrien

Phosphate sales volumes

(million tonnes)



Source: Nutrien

Phosphate production

(million tonnes, except as otherwise noted)	Phosphate rock			Phosphoric acid (P_2O_5)			Liquid products			Solid fertilizer products		
	Annual capacity	Production		Annual capacity	Production		Annual capacity	Production		Annual capacity	Production	
		2023	2022		2023	2022		2023	2022		2023	2022
Aurora Phosphate	5.4	4.24	3.43	1.2	1.00	0.93	2.7 [1]	2.13	1.87	0.8	0.77	0.68
White Springs Phosphate	2.0	1.27	1.42	0.5	0.40	0.42	0.7 [2]	0.33	0.39	0.8	0.33	0.30
Total	7.4	5.51	4.85	1.7	1.40	1.35	3.4	2.46	2.26	1.6	1.10	0.98
P_2O_5 operating rate (%)					83	79						

1   A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity is composed of 2.0 million tonnes MGA and 0.7 million tonnes SPA.

2   Represents annual SPA capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. Production in 2023 was 0.30 and 0.16, respectively, and 2022 production was 0.33 and 0.18, respectively.

2023 Corporate and Others financial performance

"Corporate and Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments.

(millions of US dollars, except as otherwise noted)	2023	2022	% Change
Selling expense (recovery)	–	(1)	n/m
General and administrative expenses	364	326	12
Share-based compensation (recovery) expense	(14)	63	n/m
Other expenses	348	227	53
EBIT	(698)	(615)	13
Depreciation and amortization	81	71	14
EBITDA	(617)	(544)	13
Adjustments [1]	350	146	140
Adjusted EBITDA	(267)	(398)	(33)

1   See Note 3 to the consolidated financial statements.

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2023 vs 2022	
General and administrative expenses	Increase in expenses was primarily due to higher staffing costs and higher depreciation and amortization expense.
Share-based compensation (recovery) expense	Recovery in 2023 was due to decrease in the fair value of share-based awards outstanding relative to 2022. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital.
Other expenses	Increase in other expenses was mainly due to a $152 million higher expense related to asset retirement obligations and environmental costs resulting from changes in estimates related to our non-operating sites and a $92 million loss on Blue Chip Swaps incurred through trade transactions to remit cash from Argentina and higher foreign exchange losses in 2023. These expenses were partially offset by an $80 million gain in 2023 from amendments due to design plan changes to our other post-retirement benefit plans. Refer to Note 6 to the consolidated financial statements for details on the loss on Blue Chip Swaps.

Eliminations

Eliminations are not part of the Corporate and Others segment. Eliminations of sales between operating segments in 2023 were $1,650 million (2022 – $2,333 million) with a gross margin recovery of $69 million (2022 – $28 million elimination). These variances are due to lower intersegment selling prices and margins in 2023 as crop input prices decreased compared to the historical strong prices of 2022.

Finance costs, income taxes and other comprehensive income (loss)

(millions of US dollars, except as otherwise noted)	2023	2022	% Change
Finance costs	793	563	41
Income tax expense	670	2,559	(74)
Other comprehensive income (loss)	81	(177)	n/m

The most significant contributors to the changes in our finance costs, income tax expense and other comprehensive income (loss) were as follows:

	2023 vs 2022	
Finance costs	Finance costs increased primarily due to higher interest rates and higher average long-term debt balances.	

Weighted Average Debt Balances and Rates (millions of US dollars, except as otherwise noted)	2023	2022
Short-term balance [1]	3,988	3,975
Short-term rate (%) [1]	6.1	3.0
Long-term balance (excluding lease obligations)	9,112	7,839
Long-term rate (excluding lease obligations) (%)	5.0	4.6
Lease obligations balance	1,200	1,209
Lease obligations rate (%)	4.0	2.9

1   North American weighted average short-term debt balances were $3,306 million (2022 – $3,529 million) and rates were 5.6 percent (2022 – 2.6 percent).

Income tax expense	Income tax expense was lower in 2023 primarily as a result of lower earnings compared to 2022. The 2023 expense and effective tax rate reflect a $134 million income tax recovery due to changes to our tax declarations in Switzerland ("Swiss Tax Reform adjustment", refer to Note 8 to the consolidated financial statements for additional information) and a $101 million income tax expense due to a change in recognition of deferred tax assets in our Retail – South America region. The 2023 effective tax rate also includes the impact of our losses in Retail – South America, wherein we did not recognize a corresponding deferred tax asset as it did not meet the accounting criteria for asset recognition.

Effective tax rates and discrete items (millions of US dollars, except as otherwise noted)	2023	2022
Actual effective tax rate on earnings (%)	33	25
Actual effective tax rate including discrete items (%)	34	25
Discrete tax adjustments that impacted the rate	28	30

Other comprehensive income (loss)	Other comprehensive income (loss) was primarily driven by changes in the currency translation of our Retail foreign operations primarily due to improvements of Canadian and Australian currencies relative to the US dollar in 2023. In 2023, we also recognized an actuarial gain on our defined benefit plans compared to a loss on the comparative period driven by changes in our financial and demographic assumptions and performance of our plan assets.

Performance against 2023 targets

Executing on our financial and operating targets

In 2019, we set ambitious targets for 2023 focused on growing and improving the quality of our Retail earnings, increasing our potash and nitrogen volumes, and controlling our operating costs. These targets were designed to motivate our teams and align our strategies with our vision and values. We made progress towards achieving these targets during this period, however geopolitical events, supply chain disruptions and inflationary pressures impacted our results in 2023. As we enter 2024, we remain focused on our core business, improving the quality of our earnings, investing in high-value strategic initiatives and fortifying our business for the future.

	2023 Target	2023 Actuals	2022 Actuals
Nutrien Ag Solutions ("Retail")			
Total Retail adjusted EBITDA margin (%) [1]	>10.5	7.5	10.7
US Retail adjusted EBITDA margin (%) [1, 2]		9.3	12.2
Retail adjusted average working capital to sales (%) [3]	17	19	17
Retail cash operating coverage ratio (%) [3]	60	68	55
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,4]	>1,100	1,394	1,923
Retail proprietary products as a % of total Retail margin	29	23	24
Potash and Nitrogen			
Potash sales volumes (million tonnes)	14.0-16.0	13.2	12.5
Potash controllable cash cost of product manufactured per tonne (US dollars) [2, 3]		58	58
Nitrogen sales volumes (million tonnes) [5]	10.8-11.4	10.4	10.3
Ammonia operating rate (%) [6]	96	88	90
Ammonia controllable cash cost of product manufactured per tonne (US dollars) [3]	42	60	59
IFRS comparable information			
Potash cost of goods sold (million US dollars) [2]		1,396	1,400
Nitrogen manufactured cost of goods sold (million US dollars) [2]		2,435	3,370

1   This is a supplementary financial measure. See the "Other Financial Measures" section.
2   No target was provided.
3   This is a non-GAAP financial measure. See the "Non-GAAP Financial Measures" section.
4   Calculation is based on number of selling locations only, excluding acquisitions.
5   Includes manufactured product only. 2023 target includes ESN® products that prior to 2022 were included in the other category.
6   Operating rate represents production volumes divided by production capacity (excluding Joffre and Trinidad facilities).

2024 Guidance

We have revised our guidance practice in 2024 to provide forward looking estimates on those metrics that we believe are of value to our shareholders and are less impacted by fertilizer commodity prices. We continue to provide guidance for Retail adjusted EBITDA, fertilizer sales volumes and other key financial modeling metrics as well as fertilizer pricing sensitivities.

(billions of US dollars, except as otherwise noted)	2024 Guidance Ranges[1] as of February 21, 2024		2023 Actual
	Low	High	
Retail adjusted EBITDA	1.65	1.85	1.5
Potash sales volumes (million tonnes) [2]	13.0	13.8	13.2
Nitrogen sales volumes (million tonnes) [2]	10.6	11.2	10.4
Phosphate sales volumes (million tonnes) [2]	2.6	2.8	2.6
Depreciation and amortization	2.2	2.3	2.2
Finance costs	0.75	0.85	0.8
Effective tax rate on adjusted earnings (%)	24.0	26.0	28.0
Capital expenditures [3]	2.2	2.3	2.7

1   See the "Forward-Looking Statements" section.
2   Manufactured product only.
3   Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures which are supplementary financial measures. See the "Other Financial Measures" section.

Manufactured sales volume guidance

(millions of tonnes)



1   Guidance provided in our news release dated February 21, 2024.
2   See the "Forward-Looking Statements" section.

Retail adjusted EBITDA guidance

(US$ billions)



1   Guidance provided in our news release dated February 21, 2024.
2   See the "Forward-Looking Statements" section.

2024 Sensitivities

2024 Annual Sensitivities [1]	Effect on	
(millions of US dollars, except EPS amounts)	Adjusted EBITDA	Adjusted EPS[4]
$25/tonne change in net realized potash selling prices	± 270	± 0.40
$25/tonne change in net realized ammonia selling prices [2]	± 40	± 0.05
$25/tonne change in net realized urea and ESN® selling prices	± 80	± 0.10
$25/tonne change in net realized solutions, nitrates and sulfates selling prices	± 130	± 0.20
$1/MMBtu change in NYMEX natural gas price [3]	± 190	± 0.30

1   See the "Forward-Looking Statements" section.
2   Includes related impact on natural gas costs in Trinidad, which is linked to benchmark ammonia pricing.
3   Nitrogen related impact.
4   Assumes 496 million shares outstanding for all earnings per share ("EPS") sensitivities.

Annual financial information

(millions of US dollars, except as otherwise noted)	2023	2022	2021
Sales	29,056	37,884	27,712
Net earnings	1,282	7,687	3,179
Basic net earnings per share (US dollars)	2.53	14.22	5.53
Diluted net earnings per share (US dollars)	2.53	14.18	5.52
Total assets	52,749	54,586	49,954
Total non-current financial liabilities	9,912	8,939	8,455
Dividends declared per share (US dollars)	2.12	1.92	1.84

	2023 vs 2022	2022 vs 2021
Sales	Sales decreased primarily due to lower net realized selling prices compared to the historically strong prices in 2022, partially offset by higher sales volumes for crop nutrients, potash and nitrogen.	Sales increased primarily due to higher net realized selling prices from global supply uncertainties across our nutrient segments, partially offset by lower sales volumes. Strong Retail performance due to higher selling prices and increased sales of proprietary products, which more than offset a reduction in crop nutrients sales volumes from a delayed North American planting season and earlier engagement in the prior year in a rising price environment.
Net earnings and earnings per share	Net earnings and earnings per share decreased primarily due to lower net realized selling prices across our nutrient segments due to a decline in benchmark prices. In 2023, we recorded $774 million non-cash impairments of our Retail – South America assets, Phosphate White Springs and Nitrogen Trinidad property, plant and equipment compared to non-cash impairment reversals of $780 million of Phosphate assets recorded in 2022.	Net earnings and earnings per share increased due to historically strong net realized selling prices across our nutrient segments and strong Retail performance supported by the strength of agriculture fundamentals. In 2022, we recorded non-cash impairment reversals of our Phosphate Aurora and White Springs property, plant and equipment.
Assets and non-current financial liabilities	Total assets decreased approximately 3 percent from 2022 primarily due to lower receivables and inventories as we collected and sold through our higher-valued receivables and inventories from historically strong prices in 2022 and $774 million of non-cash impairments (as described above). This is partially offset by higher capital spending on property, plant and equipment. Non-current financial liabilities increased due to the higher long-term debt from the issuance of new senior notes.	Total assets increased approximately 10 percent from 2021. Our working capital assets increased from higher-valued receivables and inventories along with acquisition impacts. Property, plant and equipment increased primarily due to non-cash impairment reversals in the Phosphate segment. Non-current financial liabilities increased due to the higher long-term debt from the issuance of new senior notes.
Dividends declared per share	Dividends declared per share increased as we declared a quarterly dividend per share of $0.53 in 2023 compared to $0.48 in 2022.	Dividends declared per share increased as we declared a quarterly dividend per share of $0.48 in 2022 compared to $0.46 in 2021.

Financial condition review

Balance sheet analysis

(millions of US dollars, except as otherwise noted)	As at December 31, 2023	December 31, 2022	$ Change	% Change
Assets				
Receivables	5,398	6,194	(796)	(13)
Inventories	6,336	7,632	(1,296)	(17)
Property, plant and equipment	22,461	21,767	694	3
Goodwill	12,114	12,368	(254)	(2)
Liabilities and equity				
Short-term debt	1,815	2,142	(327)	(15)
Payables and accrued charges	9,467	11,291	(1,824)	(16)
Long-term debt	8,913	8,040	873	11
Share capital	13,838	14,172	(334)	(2)
Retained earnings	11,531	11,928	(397)	(3)

Assets

Receivables decreased due to lower selling prices across all of our operating segments compared to a historically strong period in 2022. These were partially offset by a strategic extension of credit terms to our Retail customers resulting in increased usage of Nutrien Financial programs.

Inventories decreased across all operating segments as we sold through our higher-cost inventories on hand as related benchmark prices decreased and from lower input costs including royalties, natural gas and sulfur. In 2022, we also strategically procured certain products at larger quantities in anticipation of supply chain challenges.

Property, plant and equipment increased from capital expenditures related to our Potash and Nitrogen capital projects and turnarounds to maintain safe and reliable operations. This is partially offset by non-cash impairments on our Phosphate White Springs and Nitrogen Trinidad property, plant and equipment of $309 million.

Goodwill decreased due to the recognition of a non-cash impairment of $422 million related to our Retail - South America assets in 2023.

Liabilities

Short-term debt decreased due to lower drawdowns on our credit facilities based on our working capital requirements.

Payables and accrued charges decreased due to lower accrual of income tax in 2023 compared to 2022, when we had historically strong earnings. Certain costs including products for resale, natural gas and sulfur input costs, and expenses tied to selling prices, such as provincial mining taxes also decreased. Payables also decreased from lower customer prepayments as a result of the lower commodity price environment and lower accruals for payroll expenses.

Long-term debt increased due to the issuance of $1.5 billion of senior notes in 2023, which exceeded the repayment of $500 million in senior notes upon maturity in the same period.

Shareholders' equity

Share capital decreased primarily from shares repurchased under our normal course issuer bid program.

Retained earnings decreased as dividends declared and share repurchases exceeded net earnings.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. As at December 31, 2023, we held approximately $243 million US dollar equivalent in other jurisdictions outside the US and Canada. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs in North America.

Liquidity and capital resources

Sources and uses of liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2023 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity:

Primary uses of liquidity	Primary sources of liquidity
– inventory purchases and production – operational expenses – seasonal working capital requirements – capital expenditures to sustain and grow our safe, reliable and cost-efficient operations – business acquisitions – shareholder returns through dividends and share repurchases – principal payments of debt securities	– cash from operations (including customer prepayments) – commercial paper issuances – increase of credit facility limits and drawdowns – debt capital markets

We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Cash requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2023. Commitments reflect the estimated cash outflows for these obligations.

(millions of US dollars)	Consolidated financial statements note reference	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
				Payments due by period		
Long-term debt	Notes 18, 26	9,214	512	1,528	870	6,304
Estimated interest payments on long-term debt	Note 26	6,125	454	796	686	4,189
Lease liabilities	Notes 19, 26	1,326	327	427	189	383
Estimated interest payments on lease liabilities	Note 26	199	41	57	33	68
Purchase commitments	Note 26	1,350	938	249	57	106
Capital commitments	Note 26	172	153	19	–	–
Other commitments	Note 26	715	188	221	149	157
Derivatives	Note 10	16	16	–	–	–
Asset retirement obligations and accrued environmental costs	Note 22	5,029	150	214	140	4,525
Total		24,146	2,779	3,511	2,124	15,732

The information presented in the table above does not include planned (but not legally committed) capital expenditures, business acquisitions or shareholder returns including share repurchases and dividends.

We incurred $50 million of capital expenditures related to the completion of our GHG Phase 1 abatement program since 2021. We originally anticipated investing more than $500 million to achieve at least a 30 percent reduction in GHG emissions (Scope 1 and 2) per tonne of our products produced, from a baseline year of 2018, by 2030. We continue to evaluate our strategic emissions abatement projects, including for technical and economic feasibility, as well as estimates on our expected capital expenditures to achieve our 2030 emissions intensity reduction target.

For information on income taxes and pension and other post-retirement benefits funding, refer to Note 8 and Note 21, respectively, to the consolidated financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions and our expected operating results.

On February 21, 2024, our Board of Directors approved a share repurchase program of up to a maximum of 24,728,159, representing 5 percent of Nutrien's outstanding common shares. The 2024 normal course issuer bid, which is subject to acceptance by the Toronto Stock Exchange, will commence on March 1, 2024. The share repurchase program will expire on the earlier of February 28, 2025, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

On February 21, 2024, our Board of Directors declared and increased our quarterly dividend to $0.54 per share payable on April 11, 2024, to shareholders of record on March 28, 2024. The total estimated dividend to be paid is $265 million.

Sources and uses of cash

Cash provided by operating activities		– Lower cash provided by operating activities from lower net realized selling prices across all segments compared to the historically strong benchmark prices in 2022.
Cash used in investing activities		– Higher cash used in investing activities due to higher turnaround activities and investing capital expenditures as we completed our committed projects prior to our strategic actions to reduce capital spending.
Cash used in financing activities		– Lower cash used in financing activities due to decreased share repurchases in 2023. We also had lower proceeds from our short-term and long-term debt in 2023 compared to 2022 by $500 million.

Capital structure and management

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal debt instruments

We use a combination of cash provided by operating activities and short-term and long-term debt to finance our operations.

Senior notes and debentures

As at December 31, 2023, our long-term debt consisted primarily of senior notes and debentures with the following maturities and interest rates:

Senior notes and debentures maturities and rates

As at December 31, 2023

($ millions)   (interest rates %)

● Principal amount (total $9,172)   ● to ● Interest rate range



Source: Nutrien

	Twelve Months Ended December 31		
	Rate of interest (%)	Maturity	Amount
Senior notes repaid 2023	1.9	May 13, 2023	500
Senior notes issued 2023	4.9	March 27, 2028	750
Senior notes issued 2023	5.8	March 27, 2053	750
			1,500

The senior notes issued in the twelve months ended December 31, 2023, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Credit facilities and other debt

We have several available credit facilities in the jurisdictions where we operate. We have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. As at December 31, 2023, we had a $1,175 million outstanding balance in commercial paper.

As at December 31, 2023, $252 million in letters of credit were outstanding and committed, with $203 million of remaining credit available under our dedicated letter of credit facilities.

Credit facilities

As at December 31, 2023

($ millions)

● Amount outstanding and committed   ● Remaining credit available



2023

1,698

6,622

Source: Nutrien

Lease obligations

We also had lease obligations totaling $1,326 million (including current portion) with a weighted average effective interest rate of 4.3 percent as at December 31, 2023.

Debt covenants

Our credit facilities have financial tests and other covenants with which we must comply with at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2023.

The table below summarizes the limit and result of our key financial covenant:

As at December 31	Limit	2023
Debt to capital ratio [1]	0.65 : 1.00	0.33 : 1.00

1   Refer to Note 24 to the consolidated financial statements for the detailed calculation.

Credit ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-term debt rating (outlook)		Short-term debt rating	
As at December 31	2023	2022	2023	2022
Moody's	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (positive)	A-2	A-2

A credit rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

S&P's stable outlook on Nutrien's credit ratings means that the ratings are not likely to change (generally up to two years).

Outstanding share data

	February 22, 2024
Common shares	494,563,180
Options to purchase common shares	3,214,971

For more information on our capital structure and management, see Note 24 to the consolidated financial statements.

Other financial information

Nature of financial information and consolidated financial statements note reference	Description
Off-balance sheet arrangements (Notes 10, 11, 22, 27 and 29)	Principal off-balance sheet activities primarily include: – Agreement to reimburse losses of Canpotex. – Issuance of guarantee contracts. – An agency arrangement with a financial institution in relation to certain customer loans. – Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item, such as grain or natural gas, in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, except as indicated above.
Related party transactions (Note 28)	Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve.
Financial instruments and other instruments (Note 10)	Our financial instruments are subject to various risks such as credit, liquidity and market risks. As discussed in the "Governance" section, our ELT is responsible for ensuring our principal risks, including financial risks, are being appropriately identified, assessed and addressed.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Refer to the notes to the consolidated financial statements for additional information on the following critical accounting estimates including methodology used for calculating our estimates (when applicable), key assumptions used, and factors considered in our estimates and judgments.

Consolidated financial statements note reference	Critical accounting estimate description
Note 13 and Note 30	**Long-lived asset impairments and reversals** We review, at each reporting period, for conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amount of our long-lived assets to be held and used. When such indicators exist, impairment testing is performed. We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill. In 2023, we identified an impairment trigger for our Phosphate cash generating units ("CGUs"), White Springs and Aurora, primarily as a result of the decrease in our forecasted phosphate margins. As a result of the impairment analysis, we recorded a non-cash impairment of property, plant and equipment amounting to $233 million at our White Springs CGU as the recoverable amount was less than its carrying value. The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins. We determined there was no impairment for our Aurora CGU. The White Springs CGU and Aurora CGU had recoverable amounts of $504 million and $2,000 million, respectively. The following table highlights sensitivities to the recoverable amounts which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

		Change to recoverable amount ($)	
Key assumptions as at June 30, 2023	Change in assumption	White Springs	Aurora
Long-term growth rate (%)	+/-1.0 percent	n/a	+/-110
Pre-tax discount rate (%)	+/-1.0 percent	-/+20	n/a
Post-tax discount rate (%)	+/-1.0 percent	n/a	-/+190
Forecasted EBITDA over forecast period ($)	+/-5.0 percent	+/-40	+/-220

In 2023, we identified an impairment trigger for our Trinidad CGU, part of our Nitrogen segment, and recognized a $76 million non-cash impairment to property, plant and equipment, due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional natural gas fields is anticipated to add new natural gas supply starting in 2026.

The Trinidad CGU had a recoverable amount of $676 million. The following table highlights sensitivities to the recoverable amount of our Trinidad CGU, which could result in additional impairment losses or reversals of the previously recorded losses. The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

Key assumptions as at December 31, 2023	Change in assumption	Change to recoverable amount ($)
Long-term growth rate (%)	+/-1.0 percent	+/-55
Post-tax discount rate (%)	+/-1.0 percent	-/+95
Forecasted EBITDA over forecast period ($)	+/-5.0 percent	+/-100

Financial statement reference	Critical accounting estimate description
Note 14 and Note 30	**Goodwill impairment indicators**

We test our operating segments that have goodwill allocated to them when events or circumstances indicate that there could be an impairment, or at least annually on October 1. The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. Such change in assumptions could be driven by global supply and demand, other market factors, changes in regulations, and other future events outside our control.

Recent acquisitions in Brazil resulted in goodwill being recognized for our Retail – South America group of CGUs. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we anticipate not meeting our forecasts. In 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs, which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted EBITDA and growth. As at June 30, 2023, the Retail – South America group of CGUs recoverable amount was lower than its carrying amount. As a result, we fully impaired goodwill of $422 million and recorded a $43 million impairment of intangible assets for a total of $465 million for the Retail – South America group of CGUs.

The following table highlights sensitivities to the recoverable amount which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

Key assumptions as at June 30, 2023	Change in key assumption	Decrease to recoverable amount ($)
Terminal growth rate (%)	-1.0 percent	50
Discount rate (%)	+1.0 percent	120
Forecasted EBITDA over forecast period ($)	-5.0 percent	100

The Retail – North America group of CGUs has $6,981 million in associated goodwill and at the annual testing date of October 1, 2023, the recoverable amount did not substantially exceed its carrying amount. The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $570 million. The following table indicates the percentage by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount. Dollar amounts are in millions, except as otherwise noted.

2023 Annual impairment testing	Key assumption used in impairment model	Change required for carrying amount to equal recoverable amount
Terminal growth rate (%)	2.5	0.4 percent decrease
Discount rate (%)	8.6	0.2 percent increase
Forecasted EBITDA over forecast period ($)	8,040	3.0 percent decrease

Financial statement reference	Critical accounting estimate description
Note 22 and Note 30	**Asset retirement obligations ("AROs") and accrued environmental costs ("ERLs") – measurement**

AROs and ERLs have a high degree of estimation uncertainty for future costs and estimated remediation timelines. The Potash and Phosphate segments have AROs and ERLs associated with their mining operations while the Corporate and Others segment has these liabilities associated with non-operational mines.

For the Nitrogen segment, there are no significant AROs recorded as there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

Quarterly results

(millions of US dollars, except as otherwise noted)	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	5,664	5,631	11,654	6,107	7,533	8,188	14,506	7,657
Net earnings	176	82	448	576	1,118	1,583	3,601	1,385
Net earnings attributable to equity holders of Nutrien	172	75	440	571	1,112	1,577	3,593	1,378
Net earnings per share attributable to equity holders of Nutrien								
Basic	0.35	0.15	0.89	1.14	2.15	2.95	6.53	2.49
Diluted	0.35	0.15	0.89	1.14	2.15	2.94	6.51	2.49

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

Other material transactions or events that impacted our quarterly results included:

Quarter	Transaction or event
2023 Q2	$698 million non-cash impairment of assets comprising a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non-cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates which lowered our forecasted earnings.
2022 Q3	$330 million reversal of non-cash impairment of our Phosphate White Springs property, plant and equipment related to higher forecasted global prices and a more favorable outlook for phosphate margins.
2022 Q2	$450 million reversal of non-cash impairment of our Phosphate Aurora property, plant and equipment related to higher forecasted global prices and a more favorable outlook for phosphate margins.

Fourth quarter financial performance

(millions of US dollars, except as otherwise noted)	Sales			Gross margin		
Three months ended December 31	2023	2022	% Change	2023	2022	% Change
Retail						
Crop nutrients	1,808	2,320	(22)	346	349	(1)
Crop protection products	960	981	(2)	333	413	(19)
Seed	202	251	(20)	36	46	(22)
Merchandise	251	264	(5)	41	41	–
Nutrien Financial	70	62	13	70	62	13
Services and other	236	237	–	188	194	(3)
Nutrien Financial elimination [1]	(25)	(28)	(11)	(25)	(28)	(11)
Total	3,502	4,087	(14)	989	1,077	(8)

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

(US dollars, except as otherwise noted)	Manufactured product sales tonnes (thousands)			Manufactured product average per tonne		
Three months ended December 31	2023	2022	% Change	2023	2022	% Change
Potash						
North America	1,089	959	14	342	560	(39)
Offshore	2,214	1,659	33	182	506	(64)
Sales	3,303	2,618	26	235	526	(55)
Cost of goods sold				106	118	(10)
Gross margin				129	408	(68)
Nitrogen						
Ammonia	651	776	(16)	416	887	(53)
Urea and ESN® [1]	739	764	(3)	428	666	(36)
Solutions, nitrates and sulfates	1,344	1,056	27	215	368	(42)
Sales	2,734	2,596	5	321	611	(47)
Cost of goods sold [1]				218	343	(36)
Gross margin				103	268	(62)
Phosphate						
Fertilizer	579	391	48	557	700	(20)
Industrial and feed	174	140	24	860	1,107	(22)
Sales	753	531	42	627	807	(22)
Cost of goods sold				535	762	(30)
Gross margin				92	45	104

1 Certain immaterial 2022 figures have been reclassified.

(millions of US dollars, except as otherwise noted)	Three months ended December 31		
	2023	**2022**	**% Change**
Adjusted EBITDA			
Retail	229	391	(41)
Potash	463	958	(52)
Nitrogen	391	841	(54)
Phosphate	130	28	364
Corporate and others	(117)	(180)	(35)
Eliminations	(21)	57	n/m
Adjusted EBITDA[1]	**1,075**	**2,095**	**(49)**
Net earnings	**176**	**1,118**	**(84)**

1   This is a non-GAAP financial measure. See the "Non-GAAP Financial Measures" section for further information.

Highlights of our 2023 fourth quarter compared to the 2022 fourth quarter results were as follows:

	Q4 2023 vs Q4 2022
Retail	Gross margin decreased in 2023 primarily due to lower gross margin for crop protection products. Crop protection products sales were lower primarily due to decreased selling prices compared to the historically strong comparable period in 2022. This was partially offset by higher sales in North America as growers returned to more normalized buying behaviors. Crop nutrients sales and gross margin decreased due to lower selling prices across all regions compared to the strong comparable period in 2022. Sales volumes increased as growers returned to more normalized application rates to replenish nutrients in the soil. Seed sales and gross margin decreased due to lower soybean sales volumes and competitive market prices in Latin America.
Potash	Gross margin decreased due to lower net realized selling prices, which more than offset higher North American and Offshore sales volumes and lower royalties. Net realized selling price decreased compared to the historically strong period in 2022, due to a decline in benchmark prices and higher costs related to logistical challenges at Canpotex's West Coast port facilities. Sales volumes in North America were higher due to lower channel inventory and increased grower demand supported by an extended fall application window and improved affordability. Offshore sales volumes were driven by stronger demand in Brazil and China. Cost of goods sold per tonne decreased mainly due to lower royalties and reduced turnaround activity.
Nitrogen	Gross margin was lower due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs and higher sales volumes. Net realized selling price was lower for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions. Sales volumes were higher primarily due to higher UAN production and sales, partially offset by lower ammonia availability mainly due to unplanned production outages at our plants in Trinidad. Cost of goods sold per tonne decreased mainly due to lower natural gas costs. We recognized a $76 million non-cash impairment of our Trinidad property, plant and equipment due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional gas fields is anticipated to add new supply starting in 2026.
Phosphate	Gross margin increased primarily due to lower sulfur and ammonia input costs, partially offset by lower net realized selling prices. Net realized selling price decreased primarily due to lower fertilizer net realized selling prices from weaker benchmark prices and lower industrial and feed net realized selling prices, which reflect the typical lag in price realizations relative to spot fertilizer prices. Sales volumes increased mostly due to higher phosphate fertilizer demand. Cost of goods sold per tonne decreased mainly due to lower ammonia and sulfur costs, partially offset by higher depreciation from reversal of non-cash impairments in 2022.
Other fourth quarter financial highlights	The Corporate and Others segment reflects $142 million of higher expenses for asset retirement obligations and accrued environmental costs related to our non-operating sites due to changes in closure cost estimates. Finance costs were higher primarily due to higher interest rates and higher average long-term debt balances. Income tax expense and effective tax rate reflect a $134 million income tax recovery due to changes to our tax declarations in Switzerland ("Swiss Tax Reform adjustment"). The fourth quarter 2023 effective tax rate also includes the impact of our losses in Retail – South America, wherein we did not recognize a corresponding deferred tax asset as it did not meet the accounting criteria for asset recognition.

Controls and procedures

Disclosure controls and procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109")), and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2023, Nutrien Ltd. did maintain effective internal control over financial reporting. There have been no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2023 was audited by KPMG LLP, as reflected in their report, which is included in this 2023 Annual Report.

Forward-looking statements

Certain statements and other information included in this document, including within the "2024 Guidance" section and the "Market outlook" sections for each segment, constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws (such statements are often accompanied by words such as "anticipate", "forecast", "expect", "believe", "may", "will", "should", "estimate", "project", "intend" or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien's business strategies, plans, prospects and opportunities; Nutrien's 2024 annual guidance, including expectations regarding our Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures; our projections to generate strong cash from operations and expectations regarding our capital allocation intentions and strategies, including with respect to expansion of our portfolio of advanced nutrition products and overall growth of the Retail platform and network optimization initiatives; our ability to advance strategic initiatives and high value growth investments, including expectations regarding our ability to serve growers, maintain a low-cost position of fertilizer production assets and increase free cash flow; capital spending expectations for 2024 and beyond, including spending related to advancement of proprietary products, network optimization and digital capabilities in Retail, automation in Potash mining, and brownfield expansions in Nitrogen; expectations regarding our ability to generate free cash flow and return capital to our shareholders, including our expectations regarding stable and growing dividends; our ability to reduce our GHG emissions, and the initiatives in connection therewith, including the expected impacts in connection with the installment of our final N_2O abatement project; expectations and forecasts relating to our Aurora and White Springs CGUs and the reversals and impairments (as applicable) associated therewith; our ability to advance strategic growth initiatives; the expected impacts and timing of new supply from additional gas fields in Trinidad; the resulting outlook of higher expected gas costs and lower near-term availability from the new natural gas contract related to our Trinidad property, plant and equipment in our Nitrogen segment and the impairments associated therewith; capital spending expectations for 2024 and beyond, including our intention to reduce planned capital expenditures in 2024 and our goal to continuously improve in our initiatives and make selective and strategic investments; expectations regarding Retail inventory levels in North America; expectations regarding performance of our operating segments in 2024, including increased fertilizer sales volumes and growth in Retail earnings; our operating segment market outlooks and our expectations for global market conditions and fundamentals in 2024 and beyond, including agriculture and crop nutrient markets and global energy supply, the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, economic sanctions, inventories, crop development, natural gas curtailments in Trinidad and elsewhere, and global population growth expectations; the expected impact on nitrogen volume growth of completed brownfield expansions at our Geismar site and the anticipated effects of our UAN debottleneck projects; expectations concerning future product offerings; expectations regarding changes in the agriculture space, including continued farm consolidation in the US and other developed markets and the continued advancement and adoption of technology and digital innovations, including the use and anticipated effects of autonomous mining and reliability improvements, new crop input technologies, artificial technology, biostimulants, biological product technologies and advanced nutrition products, and agronomic capabilities; expectations regarding environmental compliance requirements and costs, including estimates of asset retirement obligations, federal and provincial carbon pricing, permits, approvals and site assessment and remediation costs; expectations regarding our sustainability initiatives and our proposed responses to climate change, including our GHG emissions reduction strategy and related programs and initiatives, our various sustainability performance goals, targets, costs, capital expenditures, commitments and aspirations as set out in our Feeding the Future Plan and the 2023 ESG Report; our evaluation of future opportunities with respect to the suspended Geismar clean ammonia project; the negotiation of sales and other contracts, including the expiry of existing contracts; initiatives to promote innovative, sustainable and productive agriculture; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Mid-cycle scenarios are based on medium-term estimates for manufactured sales volumes and Retail adjusted EBITDA. Mid-cycle pricing assumptions are based on a ten-year historical average of fertilizer benchmark pricing from June 2013 to June 2023, plus approximately $50 per tonne. In respect of our mid-cycle scenario estimates, we have made assumptions with respect to, among other things: our expectations for global economic conditions including supply and demand for fertilizer, fertilizer and commodity prices and global potash volumes returning to historical trend line growth rates; our expectations for our logistics and production capacity; our expectations for Retail margin normalization; our ability to increase sales volumes as global demand grows; and our expectations for access to and availability of capital, foreign exchange, inflation and interest rates, costs and availability of labor and technology.

In respect of our GHG emissions reduction and other sustainability and climate-related initiatives and targets, we have made assumptions with respect to, among other things: that such target is achievable by deploying capital into N_2O abatement at our nitric acid production facilities, energy efficiency improvements, carbon capture, utilization and storage, use of natural gas to generate electricity and waste heat recovery; our ability to successfully deploy capital and pursue other operational measures, including the successful application to our current and future operations of existing and new technologies; the successful implementation by us of proposed or potential plans in respect thereof; projected capital investment levels, the flexibility of our capital spending plans and the associated sources of funding; our expectations for our production mix between nitrogen, phosphate and potash and grid decarbonization (including timing thereof); our ability to otherwise implement all technology necessary to achieve our GHG emissions reduction and other sustainability and climate-related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results. Additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current El Niño weather pattern, supplier agreements, product distribution agreements, availability, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2024 and beyond; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail – South America group of CGUs goodwill and intangible asset impairments; assumptions related to the calculation of recoverable amount of our Aurora and White Springs CGUs, including internal sales and input price forecasts, discount rate, long-term growth rate and end of expected mine life; assumptions with respect to the benefits of the brownfield expansions at our Geismar site; assumptions related to the impairment of our Nitrogen and Phosphate property, plant and equipment; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including TSX approval, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; assumptions regarding future markets for clean ammonia; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs. Key assumptions with respect to our 2030 commitment of a 30% reduction in GHG emissions (Scope 1 and 2) per tonne of our products produced, from a baseline year of 2018, include growth in potash production volumes, operating rates within expected parameters and grid decarbonization progressing on expected timelines.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements.

With respect to our GHG emissions reduction and other sustainability and climate-related initiatives and targets, such events or circumstances include, but are not limited to: our ability to deploy sufficient capital to fund the necessary expenditures to implement the necessary operational changes to achieve these initiatives and targets; our ability to implement requisite operational changes; our ability to implement some or all of the technology necessary to efficiently and effectively achieve expected future results, including in respect of such GHG emissions reduction target; the availability and commercial viability and scalability of emissions reduction strategies and related technology and products; and the development and execution of implementing strategies to meet such GHG emissions reduction target.

With respect to our business generally and our ability to meet other targets, commitments, goals, strategies and related milestones and schedules disclosed in this document, such events or circumstances include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current El Niño weather pattern, and impacts from regional flooding and/or drought conditions; failure to execute on our strategies related to sustainability matters or to achieve our GHG emission and other related expectations, targets, goals and commitments; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, and changes in environmental, tax, antitrust, and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products; the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain CGUs; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the US.

The purpose of our 2024 Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Appendix A – non-GAAP financial measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, asset retirement obligations ("ARO") and accrued environmental costs ("ERL") related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps). In 2023, we amended our calculation of adjusted EBITDA to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites and the loss on remitting cash from certain foreign jurisdictions. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

(millions of US dollars)	2023	2022
Net earnings	1,282	7,687
Finance costs	793	563
Income tax (recovery) expense	670	2,559
Depreciation and amortization	2,169	2,012
EBITDA [1]	4,914	12,821
Adjustments:		
Integration and restructuring related costs	49	46
Share-based compensation (recovery) expense	(14)	63
Impairment (reversal of impairment) of assets	774	(780)
ARO/ERL expense for non-operating sites	152	–
Foreign exchange loss, net of related derivatives	91	31
Loss on Blue Chip Swaps	92	–
Gain on disposal of investment	–	(19)
COVID-19 related expenses [2]	–	8
Adjusted EBITDA	6,058	12,170

1   EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.
2   COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted net earnings and adjusted net earnings per share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps), change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations in Switzerland ("Swiss Tax Reform adjustment") resulting in an income tax recovery from the recognition of a deferred tax asset. In 2023, we amended our calculation of adjusted net earnings and adjusted net earnings per share to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites, the loss on remitting cash from certain foreign jurisdictions, the change in recognition of Retail – South America tax losses and deductible temporary differences and the Swiss Tax Reform adjustment. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods. We generally apply the annual forecasted effective tax rate to our adjustments during the year, and at year-end, we apply the actual effective tax rate. Prior to December 31, 2023, we applied a specific tax rate for material adjustments. Effective December 31, 2023, we applied a tax rate specific to each adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

(millions of US dollars, except as otherwise noted)	2023			2022		
	Increases (decreases)	Post-tax	Per diluted share	Increases (decreases)	Post-tax	Per diluted share
Net earnings attributable to equity holders of Nutrien		1,258	2.53		7,660	14.18
Adjustments:						
Share-based compensation (recovery) expense	(14)	(11)	(0.02)	63	47	0.10
Foreign exchange loss, net of related derivatives	91	83	0.17	31	23	0.05
Integration and restructuring related costs	49	40	0.08	46	35	0.06
Impairment (reversal of impairment) of assets	774	702	1.42	(780)	(619)	(1.15)
ARO/ERL expense for non-operating sites	152	110	0.22	–	–	–
Loss on Blue Chip Swaps	92	92	0.18	–	–	–
Change in recognition of deferred tax assets	66	66	0.13	–	–	–
Swiss Tax Reform adjustment	(134)	(134)	(0.27)	–	–	–
COVID-19 related expenses	–	–	–	8	6	0.01
Gain on disposal of investment	–	–	–	(19)	(14)	(0.03)
Gain on settlement of discontinued hedge accounting derivative	–	–	–	(18)	(14)	(0.03)
Adjusted net earnings		2,206	4.44		7,124	13.19

Gross margin excluding depreciation and amortization per tonne – manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the "Results – Operating Segment Performance" section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash controllable cash cost of product manufactured ("COPM") per tonne

Most directly comparable IFRS financial measure: Cost of goods sold ("COGS") for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

(millions of US dollars, except as otherwise noted)	2023	2022
Total COGS – Potash	1,396	1,400
Change in inventory	(40)	58
Other adjustments [1]	(26)	(41)
COPM	1,330	1,417
Depreciation and amortization in COPM	(427)	(406)
Royalties in COPM	(100)	(190)
Natural gas costs and carbon taxes in COPM	(46)	(62)
Controllable cash COPM	757	759
Production tonnes (tonnes – thousands)	12,998	13,007
Potash controllable cash COPM per tonne	58	58

1   Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia controllable cash COPM per tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2023	2022
Total manufactured COGS – Nitrogen [1]	2,435	3,370
Total other COGS – Nitrogen [1]	393	882
Total COGS – Nitrogen	2,828	4,252
Depreciation and amortization in COGS	(474)	(465)
Cash COGS for products other than ammonia	(1,693)	(2,560)
Ammonia		
Total cash COGS before other adjustments	661	1,227
Other adjustments [2]	(222)	(210)
Total cash COPM	439	1,017
Natural gas and steam costs in COPM	(304)	(855)
Controllable cash COPM	135	162
Production tonnes (net tonnes [3] – thousands)	2,276	2,754
Ammonia controllable cash COPM per tonne	60	59

1   Certain immaterial 2022 figures have been reclassified.
2   Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
3   Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail adjusted average working capital to sales and retail adjusted average working capital to sales excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

(millions of US dollars, except as otherwise noted)	2023	2022
Average current assets	11,470	11,952
Average current liabilities	7,666	8,249
Average working capital	3,804	3,703
Average working capital from certain recent acquisitions	–	–
Adjusted average working capital	3,804	3,703
Average Nutrien Financial working capital	(3,561)	(3,311)
Adjusted average working capital excluding Nutrien Financial	243	392
Sales	19,542	21,350
Sales from certain recent acquisitions	–	–
Adjusted sales	19,542	21,350
Nutrien Financial revenue	(322)	(267)
Adjusted sales excluding Nutrien Financial	19,220	21,083
Adjusted average working capital to sales (%)	19	17
Adjusted average working capital to sales excluding Nutrien Financial (%)	1	2

Nutrien Financial adjusted net interest margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

(millions of US dollars, except as otherwise noted)	2023	2022
Nutrien Financial revenue	322	267
Deemed interest expense [1]	(136)	(41)
Net interest	186	226
Average Nutrien Financial net receivables	3,561	3,311
Nutrien Financial adjusted net interest margin (%)	5.2	6.8

1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail cash operating coverage ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	2023	2022
Selling expenses	3,375	3,392
General and administrative expenses	217	200
Other expenses	158	29
Operating expenses	3,750	3,621
Depreciation and amortization in operating expenses	(749)	(740)
Operating expenses excluding depreciation and amortization	3,001	2,881
Gross margin	4,430	5,179
Depreciation and amortization in cost of goods sold	10	12
Gross margin excluding depreciation and amortization	4,440	5,191
Cash operating coverage ratio (%)	68	55

Return on invested capital ("ROIC")

Definition: ROIC is calculated as net operating profit after taxes divided by the average invested capital for the last four rolling quarters.

Net operating profit after taxes, a non-GAAP financial measure, is calculated as earnings before finance costs and income taxes, depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium), share-based compensation, and certain foreign exchange gain/loss (net of related derivatives) and Nutrien Financial earnings before finance costs and income taxes. The most directly comparable IFRS financial measure to net operating profit after taxes is earnings before finance costs and income taxes. We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments. A tax rate of 25 percent is applied on the calculated amount. Prior to 2023, we were adjusting for Nutrien Financial revenue; however, in 2023, we updated our calculation to adjust for Nutrien Financial earnings before finance costs and income taxes to further refine our calculations.

Invested capital is calculated as last four rolling quarter average of total assets less cash and cash equivalents; payables and accrued charges; Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment; and average Nutrien Financial working capital.

We exclude in our calculations the related financial information of certain acquisitions during the first year following the acquisition.

Why we use the measure and why it is useful to investors: In 2022, we added a new financial measure to evaluate how efficiently we allocate our capital. ROIC provides useful information to evaluate our after-tax cash operating return on invested capital and is used as a component of employee remuneration calculations.

(millions of US dollars, except as otherwise noted)	2023	2022	2021
Earnings before finance costs and income taxes	2,745	10,809	4,781
Merger adjustments [1]	194	231	277
Integration and restructuring related costs	49	46	43
Share-based compensation (recovery) expense	(14)	63	198
Impairment (reversal of impairment) of assets	774	(780)	33
ARO/ERL expense for non-operating sites	152	–	–
COVID-19 related expenses	–	8	45
Foreign exchange loss, net of related derivatives	91	31	39
Loss on Blue Chip Swap transactions	92	–	–
Gain on disposal of investment	–	(19)	–
Cloud computing transition adjustment	–	–	36
Nutrien Financial earnings before finance costs and income taxes	(127)	(234)	(124)
Net operating profit	3,956	10,155	5,328
Tax (calculated at 25%)	989	2,539	1,332
Net operating profit after tax	2,967	7,616	3,996

1   Depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium).

	2023	2022	2021
Total assets	53,874	54,228	48,880
Cash and cash equivalents	(926)	(753)	(862)
Payables and accrued charges	(9,050)	(10,687)	(8,773)
Merger adjustments [1]	(9,896)	(10,232)	(10,516)
Average Nutrien Financial receivables	(3,561)	(3,311)	(2,316)
Invested capital	30,441	29,245	26,413

1   Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment.

	2023	2022	2021
Return on invested capital (%)	10	26	15

Appendix B – other financial measures

Supplementary financial measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien's shareholders plus repurchase of common shares as reflected in the consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Capital management measures

Capital management measures are financial measures disclosed by the Company that (a) are intended to enable an individual to evaluate the Company's objectives, policies and processes for managing the Company's capital, (b) are not a component of a line item disclosed in the primary financial statements of the Company, (c) are disclosed in the notes of the financial statements of the Company, and (d) are not disclosed in the primary financial statements of the Company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted net debt to adjusted EBITDA: Calculated as adjusted net debt to adjusted EBITDA. Both components are non-GAAP financial measures. This ratio measures financial leverage and our ability to pay our debt.

The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the Merger and is non-cash in nature.

(millions of US dollars, except as otherwise noted)	2023	2022
Short-term debt	1,815	2,142
Current portion of long-term debt	512	542
Current portion of lease liabilities	327	305
Long-term debt	8,913	8,040
Lease liabilities	999	899
Total debt	12,566	11,928
Cash and cash equivalents	(941)	(901)
Unamortized fair value adjustments	(294)	(310)
Adjusted net debt	11,331	10,717

Terms and definitions

Terms

AECO	Alberta Energy Company, Canada
ABARES	Australian Bureau of Agricultural and Resource Economics and Sciences
Argus	Argus Media group, UK
Bloomberg	Bloomberg Finance L.P., USA
Conab	The National Supply Company (CONAB) is a public company under the Ministry of Agriculture, Livestock and Food Supply – MAPA.
CME	Canadian Manufacturers & Exporters
CRU	CRU International limited, UK
ICE	Intercontinental Exchange
IFA	International Fiscal Association
IMEA	Mato Grosso Institute of Agricultural Economics
Moody's	Moody's Corporation (NYSE: MCO), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
S&P	S&P Global Inc., USA
SPGCI	S&P Global Commodity Insights
StatsCan	Statistics Canada
TTF	Title Transfer Facility
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
CAD	Canadian dollar
USD	United States dollar
AUD	Australian dollar

Scientific terms

Potash	KCl	potassium chloride, 60–63.2% K_2O (solid)
Nitrogen	CO_2	carbon dioxide
	CO_2e	carbon dioxide equivalent
	DEF	diesel exhaust fluid
	ESN®	environmentally smart nitrogen, 44% nitrogen
	NH_3	ammonia (anhydrous), 82.2% N (liquid)
	N_2O	nitrous oxide
	UAN	urea ammonium nitrate solution, 28–32% N (liquid)
Phosphate	AS	ammonium sulfate (solid)
	DAP	diammonium phosphate, 46% P_2O_5 (solid)
	MAP	monoammonium phosphate, 52% P_2O_5 (solid)
	MGA	merchant grade acid, 54% P_2O_5 (liquid)
	MST	micronized sulfur technology, P + S
	P_2O_5	diphosphorus pentoxide
	SPA	superphosphoric acid, 70% P_2O_5 (liquid)

Product measures

K_2O tonne	Measures the potassium content of products having different chemical analyses
Mmt	Million metric tonnes
MMBtu	Million British thermal units
N tonne	Measures the nitrogen content of products having different chemical analyses
P_2O_5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Definitions

Brownfield	New project expanding or developing an existing facility or operation.
CCUS	Carbon capture, utilization and storage. Process by which CO_2 produced from various industrial processes is captured and either utilized for further industrial processes or transported to a permanent storage location to prevent release into the atmosphere.
Capital expenditures	Represents the sum of: sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures. See the "Other Financial Measures" section.
Carbon offset/ inset	Carbon offsetting is a way for entities to reduce their carbon footprint by paying another entity to reduce their emissions. Carbon insetting refers to the actions taken by an organization to reduce emissions within its own supply chain.
Clean ammonia	Ammonia made with direct GHG emissions reduced by at least 90 percent compared to a conventional process, produced from hydrogen obtained using the next generation of ammonia production technology, such as auto-thermal reforming or water electrolysis with renewable power; this definition does not include end product use.
Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services, and employee volunteerism (on corporate time).
COVID-19	COVID-19 coronavirus pandemic.
Compound annual growth rate ("CAGR")	Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment's lifespan.
EBITDA	Calculated as net earnings (loss) before finance costs, income taxes and depreciation and amortization.
Greenfield	New project on a previously undeveloped site.
Greenhouse gas ("GHG")	Gas that contributes to the greenhouse effect by absorbing infrared radiation.
Latin America	South America, Central America, Caribbean and Mexico.
Lost-time injury frequency	Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
Low-carbon ammonia	Ammonia made with direct GHG emissions typically reduced by approximately 60 percent but up to 80 percent compared to a conventional process, produced by primarily using carbon capture, utilization and storage ("CCUS") or other low-emission production technologies; this definition does not include end product use.
Merger	The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.
North America	Canada and the US.
Offshore	All markets except Canada and the US.

Definitions

Proportion of women in senior leadership	Senior leadership is defined as director level and above. Based on permanent full-time and part-time employees.
Serious injury and fatality	A work-related fatality or life-altering injury/illness experienced by an employee or directly supervised contractor conducting work on behalf of Nutrien.
Scope 1	Direct greenhouse gas emissions produced by Nutrien owned or controlled facilities.
Scope 2	Indirect greenhouse gas emissions resulting from the generation of purchased or acquired electricity, heating, cooling and steam consumed by Nutrien owned or controlled facilities.
Scope 3	Indirect greenhouse gas emissions not included in Scope 2 emissions occurring as a consequence of the activities of Nutrien, from sources not owned or controlled by Nutrien, including both upstream and downstream emissions.
Sustainable agriculture	According to the United Nations Food and Agriculture Organization, sustainable agriculture means increasing farm productivity while protecting natural resources and enhancing grower resilience.
Sustainable agriproduct program acres	Our Carbon Program is also referred to as a Sustainable Agriproducts Program. Sustainable agriproduct acres involve agronomic solutions leading to measurable outcomes such as carbon, soil or water, with the ability to validate and verify those outcomes.
Sustainably engaged acres	Acres participating in programs that track field level data which can be analyzed for sustainability metrics and/or acres participating in sustainable agriproducts programs that incentivize growers to adopt additional sustainable practices and products resulting in quantifiable, incremental benefits which may be verified and used for reporting purposes.
Total employee turnover rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.
Total recordable injury frequency	Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.